BAKER & McKENZIE

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OUR REF. 32073984-130435
SDC/TZS00146.DOC



May 20, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2



Ladies and Gentlemen,

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 30, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu
Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of April 30, 2003

1. Press release in connection with:

   i. Proposed application to issue A Shares to the PRC public and to China Huadian;

   ii. Proposed amendments to the Articles of Association;

   iii. Proposed acquisition of equity interest in Guangan from China Huadian; and

   iv. Disclosable transaction and connected transactions closure of the Company's register of members.

2. Notice of Annual General Meeting

3. Proxy form for use at the annual general meeting

4. Reply slip for attendance

5. Announcement of typographical error discovered in the Chinese version of the Company's announcement dated May 9, 2003

SIPD 12g3-2 (b)
File No. 82-4932



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

PROPOSED APPLICATION TO ISSUE A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
PROPOSED ACQUISITION OF EQUITY INTEREST IN GUANGAN FROM CHINA HUADIAN
DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTIONS
CLOSURE OF THE COMPANY'S REGISTER OF MEMBERS

The Directors are pleased to announce that on 9th May, 2003, the board of Directors resolved that the Company shall apply: (a) to the CSRC for the issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian to demonstrate the Company's appreciation to China Huadian for its support in favour of the Company's development, with the remaining portion of the new A Shares to be issued under the Proposed A Share Issue (which are proposed to be listed on the Shanghai Stock Exchange) to be issued to individuals and institutional investors in the PRC (i.e., the PRC public); and (b) to the Shanghai Stock Exchange for the listing of such A Shares to be issued under the Proposed A Share Issue to the PRC public as mentioned above on the Shanghai Stock Exchange. China Huadian has confirmed that it will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue. The Directors hereby announce certain details regarding the Proposed A Share Issue.

The Proposed A Share Issue, and the structure thereof as particularised herein, is subject to be approved by the Company's shareholders at the AGM. As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the Independent Shareholders at the AGM with China Huadian abstaining from voting.

The Directors also announce that amendments will be proposed to be made to the Articles of Association to cater for, and following completion of, the Proposed A Share Issue. Further to the announcement dated 16th April, 2003 issued by the Company relating to the proposed change of the Company's name from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited", the Directors hereby also announce details regarding the proposed amendment to the Articles of Association to cater for the proposed change of the Company's name.

The Directors further announce that on 9th May, 2003, the Company entered into the Guangan Acquisition Agreement with China Huadian for the acquisition from China Huadian of its 80% equity interest in Guangan for a consideration of RMB475.50 million (approximately HK$448.58 million, subject to adjustment) which (or part thereof) is currently expected to be funded out of the proceeds of the Proposed A Share Issue. Guangan is a company established in the PRC which is currently owned as to 80% by China Huadian and as to the remaining 20% by a third party (which has consented to the Proposed Acquisition) independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them. Guangan is expected to become a non-wholly owned subsidiary of the Company following completion of the Proposed Acquisition. The Proposed Acquisition strategically signifies the expansion of the Company's business outside of Shandong Province into other provinces in China, and reflects the support that China Huadian has, since its becoming the Company's controlling shareholder in early April, 2003, been demonstrating in favour of the Company's developments. The Company has appointed China International Capital Corporation (Hong Kong) Limited as its financial adviser in respect of the Proposed Acquisition.

The Proposed Acquisition constitutes a discloseable transaction of the Company under Rule 14.12(1) of the Listing Rules. Furthermore, as China Huadian is the controlling shareholder of the Company, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement constitute connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders being obtained at the AGM with China Huadian abstaining from voting. On 9th May, 2003, the board of Directors resolved to convene the AGM to be held on Tuesday, 24th June, 2003 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2002, the Proposed A Share Issue and the structure thereof, the amendments proposed to be made to the Articles of Association and the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement. A copy of this announcement, together with the notice of the AGM, its reply slip and the proxy form, is expected to be despatched to the shareholders of the Company on or around 10th May, 2003. The Company will also issue and despatch to its shareholders the Shareholders' Circular to set out, among other things, further details of the Proposed A Share Issue, amendments proposed to be made to the Articles of Association, the Proposed Acquisition, details of the Guangan Acquisition Agreement and all transactions contemplated thereunder, the recommendations of the Independent Board Committee to the Independent Shareholders and the advice of an independent financial adviser to the Independent Board Committee. The Shareholders' Circular is expected to be issued and despatched to the Company's shareholders on or before 30th May, 2003.

Shareholders whose names appear on the H Share register of members of the Company at the close of business on 23rd May, 2003 are entitled to attend and vote at the AGM. The H Share register of members of the Company will be closed from 25th May, 2003 to 23rd June, 2003, both days inclusive, during which period no transfer of any H Share will be registered.

The Directors noted the recent increase in trading volume of the H Shares, and hereby state that except for the matters disclosed herein, they are not aware of any reasons for such increase in trading volume.

PROPOSED APPLICATION TO ISSUE A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN

The Directors hereby announce that on 9th May, 2003, the board of Directors resolved that the Company shall apply: (a) to the CSRC for the issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian to demonstrate the Company's appreciation to China Huadian for its support in favour of the Company's development, with the remaining portion of the new A Shares to be issued under the Proposed A Share Issue (which are proposed to be listed on the Shanghai Stock Exchange) to be issued to individuals and institutional investors in the PRC (i.e., the PRC public); and (b) to the Shanghai Stock Exchange for the listing of such A Shares to be issued under the Proposed A Share Issue to the PRC public as mentioned above on the Shanghai Stock Exchange.

In connection with the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian issued a written commitment on 7th May, 2003 in favour of the Company and a confirmation letter on 8th May, 2003 that China Huadian will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares. To the best knowledge of the Directors, they are not aware as to whether and, if so, when any such new policy may be released. Following completion of the Proposed A Share Issue, China Huadian will continue to be the controlling shareholder of the Company.

Structure of the Proposed A Share Issue

The structure of the Proposed A Share Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares

(2) Number of A Shares to be issued and target subscribers: A maximum of 765,000,000 new A Shares, representing approximately (and in any event not more than) 20% of all domestic shares of the Company currently in issue. Out of such 765,000,000 new A Shares:

(a) a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian; and

(b) the remaining portion of the new A Shares to be issued under the Proposed A Share Issue is proposed to be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., to the PRC public), and such A Shares are proposed to be listed on the Shanghai Stock Exchange.

(3) Nominal value: RMB1.00 per A Share

(4) Issue price and pricing process: A price range will be determined through pre-marketing and a "book-building" process will be conducted to determine an appropriate issue price for the Proposed A Share Issue. The final issue price and the pricing process shall be determined by the board of Directors, as proposed to be authorised at the AGM.

Currently, the issue price is expected to be an amount ranging between 10 and 20 times of the Company's profits per share as disclosed (or will be disclosed) in its then latest financial statements for the financial year preceding that when the Proposed A Share Issue takes place. However, the final issue price will, as may be required under relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC and will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the Proposed A Share Issue takes place.

(5) Use of proceeds: If the Proposed A Share Issue is concluded and the proceeds therefrom are remitted to the account of the Company by 30th December, 2003, the Directors currently intend to apply all net proceeds to be raised from the Proposed A Share Issue (in an amount currently targeted to be ranging between approximately RMB1,500 million and approximately RMB2,500 million) in the manner and priority as follows:

1. RMB475.50 million will be used to fund the Proposed Acquisition, details of which are set out in the section headed "Proposed Acquisition" below.

2. Approximately RMB370 million will be used, by way of various installments (with the number of such installments to be determined) after completion of the Proposed A Share Issue to finance the Phase II project of Guangan, details of which project are set out in the paragraph headed "Information on Guangan - Operations of Guangan" in the section headed "Proposed Acquisition" below.

3. Approximately RMB70 million to RMB200 million will be used, in installments after completion of the Proposed A Share Issue, to invest in the registered capital of Ningxia Yinglite and/or to otherwise finance power projects to be developed by Ningxia Yinglite. The exact amount to be invested in Ningxia Yinglite shall, as proposed to be authorised at the AGM, be determined by the board of Directors by reference to, and in turn impacting on, the scale of (and the amount proposed to be raised from) the Proposed A Share Issue, and the then financing requirements of such projects. Details as to whether and, if so, when such proposed investment will materialise, and all the principal terms in connection therewith are yet to be considered and finalised.

4. Approximately RMB400 million to RMB1,000 million will be used, in installments after completion of the Proposed A Share Issue, to invest in or otherwise finance the future development of Phase IV of Zouxian Power Plant (which is wholly-owned by the Company), Phase II of Weifang Power Plant (whose development rights are owned as to 60% by the Company), or Qingdao Power Plant (which is owned as to 55% by the Company, by way of contributing to the registered capital of a limited liability company to be converted from, and established to hold the interest in, Qingdao Power Plant) and its Phase II development. The exact project to be invested and the relevant amount shall, as proposed to be authorised at the AGM, be determined by the board of Directors by reference to, and in turn impacting on, the scale of (and the amount proposed to be raised from) the Proposed A Share Issue, and the then financing requirements of the relevant project.

5. The balance of the proceeds, if any, will be used as the Company's general working capital.

If the proceeds to be raised from the Proposed A Share Issue turns out to be insufficient to fund all or any of the projects (or any part thereof) as shall be determined by the board of Directors as proposed to be authorised at the AGM, it is the current intention of the Company that any deficit will be funded out of its internal resources.

If the Proposed A Share Issue is not concluded until after 30th December, 2003, the proceeds, whenever received by the Company, will, as currently intended by the Directors, then be deployed in the manner and priority as follows:

1. RMB237.70 million will be used to fund the Proposed Acquisition (with the balance of the consideration for the Proposed Acquisition currently expected to be funded out of the Company's internal resources).

2. Approximately RMB370 million will be used to finance the Phase II project of Guangan in the manner as described above.

3. Approximately RMB70 million to RMB200 million will be used to invest in projects to be developed by Ningxia Yinglite in the manner as described above.

4. Approximately RMB400 million to RMB1,000 million will be used to invest in or otherwise finance the future development of Phase IV of Zouxian Power Plant, Phase II of Weifang Power Plant, or Qingdao Power Plant and its Phase II development in the manner as described above.

5. Approximately RMB250 million will be used to repay bank loans borrowed by the Company within 2003 and are expected to be due by around mid 2004. Total amount of bank loans borrowed by the Company and is as at the date hereof outstanding amounts to approximately RMB6,100 million.

6. The balance of the proceeds, if any, will be used as the Company's general working capital.

If the proceeds to be raised from the Proposed A Share Issue, as in the case as described above, turns out to be insufficient to fund all or any of the projects (or any part thereof) as shall be determined by the board of Directors as proposed to be authorised at the AGM, it is the current intention of the Company that any deficit will be funded out of its internal resources.

The Proposed A Share Issue (including the proposed issue of A Shares (in the form of unlisted State-owned legal person shares) to China Huadian) shall be conducted in accordance with the requirements of the CSRC. It should be noted that the Proposed A Share Issue and the structure thereof (including, but not limited to, the scale of the Proposed A Share Issue and the intended use of proceeds therefrom), upon being approved by the shareholders of the Company at the AGM, is also subject to the approval and/or endorsement of the CSRC, and that of the Shanghai Stock Exchange in respect of the listing and trading on the Shanghai Stock Exchange of such A Shares to be issued to the PRC public under the Proposed A Share Issue.

Should there be any material developments regarding the Proposed A Share Issue, the Company will, if and whenever considered applicable and appropriate, issue further announcement(s) in accordance with the relevant disclosure requirements under the Listing Rules to inform its shareholders and investors of such developments.

Ancillary matters relating to the Proposed A Share Issue

Sharing of undistributed profits

After completion of the Proposed A Share Issue, the existing and new shareholders of the Company shall, subject to be approved by the Company's shareholders (all of whom are, under current PRC laws and regulations, entitled to vote) at the AGM, be entitled to mutual sharing of the Company's undistributed retained profits when the Proposed A Share Issue takes place.

Taking of necessary action by the Directors

The Directors shall, under circumstances that do not violate any PRC laws, regulatory requirements and the Articles of Association and subject to be approved by the Company's shareholders at the AGM, be authorised to sign all documents, carry out all procedures and take any other action as are necessary to effect, for the purpose of or otherwise in connection with, and upon, the Proposed A Share Issue and the proposed listing of such A Shares to be issued thereunder to the PRC public on the Shanghai Stock Exchange.

Shareholders' approvals to be sought at the AGM and effective period of such approvals

The Proposed A Share Issue and the structure thereof as particularised above, including (but not limited to) the intended use of proceeds to be raised from the Proposed A Share Issue, the proposed listing of such A Shares to be issued under the Proposed A Share Issue to the PRC public on the Shanghai Stock Exchange, the proposed amendments to be made to the Articles of Association to cater for the completion of the Proposed A Share Issue as described below, the mutual sharing of the Company's undistributed profits between its existing and new shareholders, and the authorisation of the Directors in such terms and in such manner as set out above, are subject to be approved by the Company's shareholders at the AGM. All resolutions to be proposed and sought at the AGM in respect of or otherwise relating to the Proposed A Share Issue, if passed by the Company's shareholders thereat, are, in compliance with and legally required under the relevant PRC laws, proposed to be effective for a non-extendable period which is proposed to be a period of one year from the date of the AGM, such that if the Proposed A Share Issue is not completed within such one year period, the relevant resolutions passed at the AGM will no longer be effective and fresh resolutions will then be required to be sought at the Company's 2003 annual general meeting.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the Independent Shareholders at the AGM with China Huadian abstaining from voting. The board of Directors will appoint the Independent Board Committee to consider and advise the Independent Shareholders on the terms of the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, and will appoint an independent financial adviser to advise the Independent Board Committee in this regard. As confirmed by the Company's legal advisers as to PRC laws, under current PRC laws and regulations, except for the resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian is not required to abstain from voting in respect of all other resolutions relating to the Proposed A Share Issue and to be sought at the AGM.

Reasons for and the benefits of the Proposed A Share Issue

The Proposed A Share Issue, if completed, is expected to enlarge the shareholders' base and the capital base of the Company, and will open a new funding source of renminbi denominated equity capital for the Company and is thereby expected to increase the Company's capital and debt raising capacity. With the injection of new capital, the Company's cost of capital will be lower and its capital structure will be improved, thus facilitating the Company to further develop its business in the development, construction, operation and ownership of power plants in the PRC.

Effects of the Proposed A Share Issue on the Company's capital structure

Set out below is a summary of the shareholding structure of the Company immediately before and immediately upon the completion of the Proposed A Share Issue, based on the assumption that a total of 765,000,000 new A Shares will be issued under the Proposed A Share Issue, out of which 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned legal person shares) will be allocated and issued to China Huadian, and the remaining 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) will be issued to individuals and institutional investors in the PRC (i.e., the PRC public):

Type of shares		Immediately before completion of the Proposed A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the Proposed A Share Issue	Approximate shareholding percentage (%)
1.	**Unlisted domestic shares**				
	Holder of State-owned legal person shares - China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
	Other holders of domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
2.	**Listed shares**				
	A Share shareholders	—	—	569,000,000	9.45
	H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
3.	**Total**	5,256,084,200	100.00	6,021,084,200	100.00

Assuming a total of 765,000,000 new A Shares are issued under the Proposed A Share Issue, of which a total of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are allocated and issued to China Huadian, immediately following completion of the Proposed A Share Issue, China Huadian will be interested in altogether 3,011,075,430 State-owned legal person shares of the Company, representing an aggregate of approximately 50.01% of the total enlarged issued share capital of the Company following completion of the Proposed A Share Issue. The aggregate amount of H Shares (i.e., 1,431,028,000 H Shares) and such A Shares to be issued and held by the public (i.e., 569,000,000 A Shares) following completion of the Proposed A Share Issue represents approximately 33.22% of the then total enlarged issued share capital of the Company.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To cater for, and following completion of, the Proposed A Share Issue, amendments will, in accordance with laws and regulations prescribed by the relevant PRC authorities including the CSRC stipulating provisions mandatory or otherwise recommended for inclusion in articles of associations of PRC listed companies, be made to the Articles of Association in compliance with all such legal and regulatory requirements as will then be applicable to the Company. Such proposed amendments to be made to the Articles of Association are subject to be approved by the Company's shareholders at the AGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities. Details regarding such proposed amendments will be set out in the Shareholders' Circular.

PROPOSED CHANGE OF THE COMPANY'S NAME AND ASSOCIATED AMENDMENT PROPOSED TO BE MADE TO THE ARTICLES OF ASSOCIATION

As announced by the Company in its announcement dated 16th April, 2003, in view of the reallocation of controlling shareholding interest in the Company and the substitution of China Huadian for Shandong Electric Power (Group) Corporation as the Company's immediate controlling shareholder in April, 2003, the Directors, on 15th April, 2003, resolved to change the name of the Company from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". In connection with the proposed change of the Company's name, among other provisions of the Articles of Association, Article 2 will be proposed to be amended to read as follows:

> **"Article 2 Registered name of the Company**
>
> Chinese: 華電國際電力股份有限公司
> (Abbreviation: 華電國際)
>
> English: Huadian Power International Corporation Limited
> (Abbreviation: HDPI)"

The above proposed amendment, together with other proposed amendments, to the Articles of Association is subject to the approval by the shareholders of the Company being obtained at the AGM. Further details regarding the proposed change of the Company's name and other proposed amendments to the Articles of Association, which are also conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities, will be set out in the Shareholders' Circular.

PROPOSED ACQUISITION

The Guangan Acquisition Agreement

The principal terms of the Guangan Acquisition Agreement are set out as follows:

Date	:	9th May, 2003
Parties	:	the Company; and China Huadian
Interest to be acquired	:	80% of the equity interest in Guangan
Consideration	:	RMB475.50 million (approximately HK$448.58 million), which was determined after arm's length negotiations between the Company and China Huadian based on the valuation of the net assets of Guangan in the amount of approximately RMB594.40 million as at 31st December, 2002 (as assessed by China United Assets Appraisal Co. Ltd., a State-approved independent PRC valuer), and taking into account Guangan's future development potential (including the development of its Phase II project as described in the paragraph headed "Information on Guangan - Operations of Guangan" below).

Under the Guangan Acquisition Agreement, the consideration shall be adjusted with reference to 80% of the difference between the audited net asset value of Guangan as at 31st December, 2002 and that as at the date of completion, both to be determined in accordance with the PRC Accounting Standards and Regulations. The independent auditors are to be jointly appointed by the Company and China Huadian. Such adjustment (to be determined in the manner as described above) shall, under the Guangan Acquisition Agreement, be settled between the Company and China Huadian on or before 30th April, 2004. If the adjustment is positive and the Company is then required to pay such adjustment to China Huadian, such adjustment is currently expected to be funded out of the Company's internal resources. Shareholders should note that there are certain differences between the accounting treatment under the PRC Accounting Standards and Regulations and that under the International Financial Reporting Standards.

Payment terms : The consideration (or part thereof but excluding the adjustment thereto in the manner as described above) is currently expected to be funded out of the proceeds of the Proposed A Share Issue.

According to the Guangan Acquisition Agreement, if the Company's application in respect of the Proposed A Share Issue is approved by the CSRC and the Company receives the proceeds thereof on or before 30th December, 2003, the Company shall pay China Huadian such consideration in cash in a lump sum on or before 30th December, 2003. If, however, the Proposed A Share Issue is not concluded until after 30th December, 2003, the Company shall pay the consideration to China Huadian by way of two installments as follows:

(a) RMB237.80 million, representing slightly over 50% of the consideration, shall be paid by the Company to China Huadian in cash by 30th December, 2003 (and which RMB237.80 million is currently expected to be funded out of the Company's internal resources); and

(b) RMB237.70 million, representing the balance of the consideration, shall be paid by the Company in cash within five business days after the Company receives the proceeds of the Proposed A Share Issue and in any event by 30th June, 2004.

Conditions precedent	:	The Guangan Acquisition Agreement is conditional upon the fulfillment of the following conditions precedent: (a) approval of the Guangan Acquisition Agreement and all transactions contemplated thereunder by the Independent Shareholders being obtained at the AGM; and (b) the valuation of Guangan as at 31st December, 2002 having been filed with and recorded at the PRC State-owned Assets Management Authority. In the event that any of the above conditions are not fulfilled by 30th December, 2003, the Company may elect to terminate the Guangan Acquisition Agreement. The Guangan Acquisition Agreement is, however, not conditional upon completion of the Proposed A Share Issue.
Completion	:	After the conditions precedent set out above have been fulfilled, the Company and China Huadian shall proceed with completion in accordance with the terms and conditions of the Guangan Acquisition Agreement, and completion is, under the Guangan Acquisition Agreement subject to compliance with all applicable PRC laws and regulations, deemed to take place on 30th December, 2003.
Other material term	:	Under the Guangan Acquisition Agreement, the Company has agreed and undertaken to China Huadian that at any time during the subsistence of the Guangan Acquisition Agreement, when requested by China Huadian, the Company will assume China Huadian's guarantee liabilities in respect of two tranches of bank loans (in an aggregate interest-free amount not exceeding RMB1,700 million) borrowed by Guangan before completion of the Guangan Acquisition Agreement. Such two tranches of bank loans borrowed by Guangan are currently repayable by 2007 and 2009, respectively, and collateral-free. Save as set out above, the Company has made no other guarantee in favour of China Huadian under the Guangan Acquisition Agreement.

Information on Guangan

Background information on the Sichuan Province

Sichuan is one of the largest province in China. It covers an area of 485,000 sq.kms with a population of 83.29 million. Sichuan has experienced rapid growth since China implemented "Develop the West of China" strategy. GDP growth for the recent three years averaged above 9%. For the year of 2002, GDP of Sichuan Province was RMB 487.5 billion, a 10.6% increase over that of 2001, compared with the national average growth rate of 8%.

The power industry in Sichuan shows strong growth in line with the Province's economic development. By the end of 2002, total installed capacity in Sichuan was approximately 18,000 MW, among which 11,854.6 MW was contributed by its hydro plants and the remaining 6,145.4 MW by coal-fire plants. Total electricity generation reached 72.38 billion KWh in 2002, an increase of 13.72% over that in 2001 (while total electricity generated in 2001 experienced an increase of 14.40% over that in 2000). Total power consumption of Sichuan Province in 2002 was approximately 66.05 billion KWh, an increase of 12.03% over that in 2001 (while total power consumption in 2001 experienced an increase of 13.11% over that in 2000), compared with the national average growth rate of 11.6%. In the first quarter of 2003, electricity generation in Sichuan reached approximately 14.95 billion KWh (increased by 8.27% when compared with that for the same period last year), resulting from (and, in turn, evidencing and reinforcing) a continuous growth of power demand in Sichuan throughout 2002 and into 2003.

Guangan

四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited), a company established in the PRC, is owned as to 80% by China Huadian and as to the remaining 20% by a third party (which has, at a shareholders' meeting of Guangan in late April, 2003, consented to the Proposed Acquisition) independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them. Guangan, established in 1996, is located at Guangan City, Sichuan Province. It is principally engaged in the business of generating electricity, with a total planned installed capacity of 1,200 MW to be fully completed by 2004. Guangan is expected to become a non-wholly owned subsidiary of the Company following completion of the Proposed Acquisition.

Operations of Guangan

The Phase I project of Guangan, which comprises two 300MW coal-fired power generating units, started commercial operation in October, 1999 and February, 2000, respectively. Total investment, which has been fully paid, deployed in the construction of Guangan's Phase I project amounted to approximately RMB2,731 million.

The Phase II project of Guangan, which comprises two 300MW coal-fired power generating units, started construction in September, 2002. These two units are expected to be put into commercial operation by August, 2004 and December, 2004, respectively. Total investment to be deployed in the construction of Guangan's Phase II project is expected to amount to approximately RMB2,285 million. Construction will be financed as to 20% by shareholders' equity (with investment from its existing shareholders in proportion to their current equity interest in Guangan) and 80% (in the amount of approximately RMB1,828 million) by bank loans.

All electricity generated by Guangan is sold onto Sichuan Power Grid. Total electricity sales of Guangan in 2001 increased by 5.1% compared with that of 2000. In 2002, Guangan's on-grid electricity increased by 47.06% compared to that of 2001. The strong growth was primarily due to increase in electricity demand in Sichuan Province. The trend of growth continues in 2003 as Guangan's first quarter electricity supply increased by 31% to 1.215 billion KWh over the same period of 2002.

Coal required by Guangan is primarily supplied from Sichuan Huayinshan Mineral Bureau and other local coal mines near Guangan city.

The following table sets out selected operating data of Guangan for the two years ended 31st December, 2001 and 2002:

	2002	2001
Total electricity generated (million kWh)	2,983.3	2,024.3
Total electricity sold (million kWh)	2,766.2	1,881.0
Equivalent availability factor (%)	93.6	95.7
Capacity factor (%)	56.8	38.5
Average utilization hours (hours)	4,972.2	3,373.8
Standard coal consumption rate for electricity sold (grams/kWh)	351.0	353.0
Weighted average on-grid power rate (MWh) (net of value added tax)	214.0	212.7

Financial information on Guangan

As at 31st December, 2002, the net asset value attributable to 80% of the equity interest in Guangan, determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards, was approximately RMB477.5 million (approximately HK450.47 million).

The net operating results attributable to 80% of the equity interest in Guangan, determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards, were loss of approximately RMB20.7 million (approximately HK$19.5 million) and profit of approximately RMB25.8 million (approximately HK$24.3 million) for the two financial years ended 31st December, 2001 and 2002, respectively.

Set out below is certain financial information relating to Guangan for the two years ended 31st December, 2001 and 2002. Such 2001 and 2002 financial information was determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards and was extracted from the financial statements of Guangan audited by KPMG, Certified Public Accountants:

	2002 *(RMB'000)*	**2001** *(RMB'000)*
Total assets	2,783,184	2,717,139
Cash	54,741	13,770
Total borrowings		
Current borrowings	417,000	442,000
Non-current borrowings	1,610,090	1,540,090
Net assets	596,832	606,635
Turnover	592,028	400,160
Depreciation	122,123	122,000
Operating profit	160,067	82,948
Financial costs (net)	111,886	121,532
Profit / (loss) before tax	48,181	(38,584)
Income tax charge / (credit)	15,899	(12,733)
Applicable tax rate	33%	33%
Net profit / (loss) after tax	32,282	(25,851)

The results of Guangan improved from a net loss of RMB25.85 million in 2001 to a net profit of RMB32.28 million in 2002. The increase in Guangan's profit resulted mainly from a 47.9% increase in revenue from 2001 to 2002, which (in turn) was mainly attributable to the 47.1% increase in electricity sold to the Sichuan Power Grid. Guangan's performance went along with the overall growth of the power industry in Sichuan. Total power consumption of Sichuan Province in 2002 increased by 12.03% over that in 2001, coupled with minor new capacity increase of 0.49%, while power generation by coal-fired generators increased by, on average, 33% in 2002.

For the first quarter of 2003, revenue generated by Guangan from selling electricity increased to approximately RMB266.9 million (unaudited), an increment of 32.2% compared with that for the same period in 2002. Guangan achieved a net profit of RMB59.8 million (unaudited) for the first quarter of 2003, representing a 130% increase over that for the same period in 2002. This is because power demand in the Sichuan Province increased significantly and the proportion of coal-fired power generation was greater during the low-water period (with less hydro-power supply during such period) in the first quarter of 2003.

Reasons for and benefits of the Proposed Acquisition

With the reallocation of the Company's controlling shareholding interest to China Huadian (one of China's five national power group enterprises) in April, 2003, the Company has reinforced its strategy to become a national player in power generation. The expansion strategy will be implemented by means of both acquisition and building greenfield projects.

As disclosed in the announcement dated 8th April, 2003 and the 2002 annual results announcement issued by the Company, China Huadian, as the controlling shareholder of the Company, has agreed and undertaken to the Company that, for so long as China Huadian retains a controlling shareholding interest in the Company, the Company is (and will continue to serve as) China Huadian's primary vehicle for developing power projects and a principal power-generating enterprise, and the Company shall (at its option) have a preferential right to acquire, develop, construct, own and/or operate China Huadian's interests in all of its power plants and power projects within the Shandong Province or other areas in which China Huadian has operation. The Proposed Acquisition strategically signifies the expansion of the Company's business outside of Shandong Province into other provinces in China, and reflects the support that China Huadian has, since its becoming the Company's controlling shareholder, been demonstrating in favour of the Company's developments.

Having obtained 22% market share in Shandong Province and being the largest power generator locally, the Company is seeking to enter into new markets around the country. The Proposed Acquisition enables the Company to tap the fast growing Sichuan Province and to grow market share in places other than Shandong Province. The fast growing electricity demand in Sichuan confronted with minor capacity expansion in 2004 and 2005 is expected to bring favorable economic return to Guangan in the next few years. By acquiring interests in power plants other than those in Shandong Province, the Company will be able to achieve geographical diversification that is expected to mitigate operational risks due to concentrating within a smaller market.

The Proposed Acquisition includes assets of two 300MW coal-fired power generating units that has already been put into commercial operation, plus two 300 MW coal-fired power generating units expected to be put into commercial operation by 2004. The Proposed Acquisition will immediately increase the generating capacity managed by the Company by 600 MW in 2003 and another 600 MW in 2004. This will enable the Company to capture the strong growth in electricity demand countrywide experienced in recent years.

The Company has appointed China International Capital Corporation (Hong Kong) Limited as its financial adviser in respect of the Proposed Acquisition. The consideration of RMB475.50 million (approximately HK$448.58 million) for the Proposed Acquisition was determined after arm's length negotiations between the Company and China Huadian based on the valuation of the net assets of Guangan in the amount of RMB594.40 million as at 31st December, 2002 as assessed by China United Assets Appraisal Co. Ltd. (a State-approved independent PRC valuer), and taking into account Guangan's future development potential (including the development of its Phase II project as described above). Such consideration of RMB475.50 million represents the valuation of the net assets attributable to 80% of the equity interest in Guangan as at 31st December, 2002. In 2002, the total net profit of Guangan was approximately RMB32.3 million, of which RMB25.8 million was attributable to the 80% equity interest in Guangan to be acquired by the Company. The Company believes that with the anticipated growth of the power markets in Sichuan, the Proposed Acquisition will contribute more positively to the profitability of the Company.

The entering into of the Guangan Acquisition Agreement and the consummation of the Proposed Acquisition are consistent with the Company's long-term business strategy and are, in the opinion of the Directors, in the commercial interests of the Company. In view of the circumstances stated hereinabove, the Directors, including the independent non-executive Directors, consider the terms of the Guangan Acquisition Agreement and the consideration for the Proposed Acquisition set out therein (which consideration was primarily determined based on the valuation of Guangan's net assets in the amount of approximately RMB594.40 million as at 31st December, 2002 assessed by China United Assets Appraisal Co. Ltd., a State-approved independent PRC valuer), which were determined after arm's length negotiations, are fair and reasonable so far as the Company and its shareholders are concerned.

Connected party relationship

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement constitute connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders being obtained at the AGM with China Huadian abstaining from voting.

GENERAL INFORMATION

The Proposed A Share Issue

The Proposed A Share Issue (including the proposed issue of A Shares (in the form of unlisted State-owned legal person shares) to China Huadian) shall be conducted in accordance with the requirements of the CSRC.

It should be noted that the Proposed A Share Issue and the structure thereof, upon being approved by the shareholders of the Company and, as the case may be, the Independent Shareholders, at the AGM, is subject to the approval of the CSRC, and that of the Shanghai Stock Exchange in respect of the listing and trading on the Shanghai Stock Exchange of such A Shares to be issued to the PRC public under the Proposed A Share Issue. The Shareholders' Circular containing, among other things, information relating to the Proposed A Share Issue is expected to be despatched to the shareholders of the Company on or before 30th May, 2003.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the Independent Shareholders at the AGM with China Huadian abstaining from voting. The board of Directors will appoint the Independent Board Committee to consider and advise the Independent Shareholders on the terms of the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, and will appoint an independent financial adviser to advise the Independent Board Committee in this regard.

There is no assurance that the Proposed A Share Issue will materialise or will proceed in such manner and in such terms as are set out herein. Investors are therefore advised to exercise caution when dealing in the H Shares. Further details regarding the Proposed A Share Issue will, when the Proposed A Share Issue materialises, be disclosed in newspapers in the PRC, and the Company will then publish an announcement in newspapers in Hong Kong.

The Proposed Acquisition - Listing Rules' implications

The Proposed Acquisition constitutes a discloseable transaction of the Company under Rule 14.12(1) of the Listing Rules. Furthermore, as China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement constitute connected transactions for the Company, and are subject to the approval by the Independent Shareholders being obtained at the AGM with China Huadian abstaining from voting. As mentioned above, the Company has appointed China International Capital Corporation (Hong Kong) Limited as its financial adviser in respect of the Proposed Acquisition. The board of Directors has appointed the Independent Board Committee to consider and advise the Independent Shareholders on the terms of the Proposed Acquisition and the Guangan Acquisition Agreement, and will appoint an independent financial adviser to advise the Independent Board Committee regarding the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement. The Shareholders' Circular containing, among other things, details of the Guangan Acquisition Agreement, the recommendations of the Independent Board Committee to the Independent Shareholders and the advice of the independent financial adviser to the Independent Board Committee is expected to be despatched to the shareholders of the Company on or before 30th May, 2003.

The AGM and closure of the Company's register of members

On 9th May, 2003, the board of Directors resolved to convene the AGM to be held on Tuesday, 24th June, 2003 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2002, the Proposed A Share Issue and the structure thereof, the amendments proposed to be made to the Articles of Association and the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement. A copy of this announcement, together with the notice of the AGM, its reply slip and the proxy form, is expected to be despatched to the shareholders of the Company on 10th May, 2003. Shareholders whose names appear on the H Share register of members of the Company at the close of business on 23rd May, 2003 are entitled to attend and vote at the AGM. The H Share register of members of the Company will be closed from 25th May, 2003 to 23rd June, 2003, both days inclusive, during which period no transfer of any H Share will be registered.

The Directors noted the recent increase in trading volume of the H Shares, and hereby state that except for the matters disclosed herein, they are not aware of any reasons for such increase in trading volume. They also confirm that there are no other negotiations or agreements relating to any other intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any other matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Share(s)"	the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each, proposed to be issued by the Company to individuals and institutional investors in the PRC (i.e., the PRC public) and to China Huadian under the Proposed A Share Issue;
"AGM"	the 2002 annual general meeting of the Company proposed to be held at Guihe Crown Holiday Inn, No. 3 Tianditan Street, Jinan, Shandong, the PRC at 10:00 a.m. on Tuesday, 24th June, 2003;
"Articles of Association"	the Articles of Association of the Company;
"associate(s)"	has the meaning ascribed thereto in the Listing Rules;
"China Huadian"	中國華電集團公司 (China Huadian Corporation), a wholly State-owned enterprise and is now the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital;
"Company"	山東國際電源開發股份有限公司 (Shandong International Power Development Company Limited), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, which is principally engaged in the electricity-generating business and whose H Shares are listed on the Hong Kong Stock Exchange;
"CSRC"	China Securities Regulatory Commission;
"Directors"	the directors of the Company;
"Guangan"	四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited), a company incorporated in the PRC which is owned as to 80% by China Huadian and as to the remaining 20% by a third party independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them;
"Guangan Acquisition Agreement"	the agreement dated 9th May, 2003 entered into between the Company and China Huadian in connection with the proposed acquisition by the Company from China Huadian of its 80% equity interest in Guangan;

"H Share(s)"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each, which H Shares are listed on the Hong Kong Stock Exchange;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of The People's Republic of China;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	a committee of the board of Directors comprising the two independent non-executive Directors established for the purpose of considering the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement;
"Independent Shareholders"	shareholders of the Company, other than China Huadian and its associates;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Ningxia Yinglite"	Ningxia Yinglite Zhongning Power Company Limited, a company incorporated in the PRC which is principally engaged in the power-generating business and whose registered capital is, as at the date hereof, owned as to 20% by the Company and as to 80% by third parties independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them;
"PRC"	The People's Republic of China;
"Proposed A Share Issue"	the proposed issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian, with the remaining portion to be issued to individuals and institutional investors in the PRC (i.e., the PRC public), and the proposed listing of such new A Shares to be issued to the PRC public as mentioned above on the Shanghai Stock Exchange;
"Proposed Acquisition"	the proposed acquisition by the Company from China Huadian of its 80% equity interest in Guangan pursuant to the Guangan Acquisition Agreement;

"RMB"	Renminbi, the lawful currency of the PRC;
"Shanghai Stock Exchange"	Shanghai Stock Exchange of the PRC;
"Shareholders' Circular"	a circular containing, among other things, details of the Proposed A Share Issue, amendments proposed to be made to the Articles of Association, the Proposed Acquisition, details of the Guangan Acquisition Agreement and all transactions contemplated thereunder, the recommendations of the Independent Board Committee to the Independent Shareholders and the advice of an independent financial adviser to the Independent Board Committee, proposed to be issued by the Company and despatched to its shareholders on or before 30th May, 2003; and
"%"	per cent.

By Order of the board of Directors
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
He Gong
Chairman

Shandong, the PRC
9th May, 2003

Note: Where amounts in Hong Kong dollars have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB1.06 to HK$1.00. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立之中外合資股份有限公司)

將申請向中國公眾發行A股及
向中國華電配售A股
將修改公司章程
將收購中國華電擁有廣安的股本權益
需予披露的交易及關連交易
公司股東登記註冊的截止日

董事會欣然宣佈，本公司於2003年5月9日的董事會上通過決議，本公司將做以下申請：(a)向中國證券監督委員會申請發行最多不超過765,000,000股的A股，其中最多不超過196,000,000股的A股向向中國華電配售發行(形式為：不能上市流通的國有法人股)，以體現公司就中國華電對本公司發展的支持的謝意；其餘則依據提議的發行A股方案向中國境內的自然人及機構投資者(即中國公眾)公開發行(形式為：將在上海證券交易所上市的A股)；及(b)向上海證券交易所申請在上海交易所掛牌上市上述依據提議的發行A股方案向中國公眾發行的A股，中國華電已書面承諾將按照本次公開發行A股的價格全額認購分配給其的股份(形式為：不能上市流通的國有法人股)。董事會在此宣佈有關將發行A股的某些詳細資料。

提議的發行A股方案、股權結構及其細節將有待於股東周年大會上得到的本公司股東的批准，中國華電是持有本公司已發行總股本53.56%的控股股東，提議發行A股中由華電購買股份(不上市的國有法人股)，如果可行，根據《上市規則》將構成本公司的關連交易，並將在股東周年大會上由獨立股東的批准對此議案，屆時中國華電將不能投票。

董事會也宣佈就配合發行A股及完成A股發行後對公司章程所將進行的某些修改。繼本公司於2003年4月16日就變更公司名稱，即將「山東國際電源開發股份有限公司Shandong International Power Development Company Limited」變更為「華電國際電力股份有限公司Huadian Power International Corporation Limited」所做的公告後，董事會也進一步宣佈為配合公司名稱變更而對公司章程將進行修改的詳細資料。

董事會也進一步宣佈，本公司於2003年5月9日與中國華電集團公司簽訂了《廣安收購協議》，旨在以發行A股募集資金(或部分地利用)人民幣4.755億元(約合港幣4.4858億元，根據調整)收購中國華電擁有的廣安80%的股本權益。廣安是在中國成立的公司，由中國華電擁有80%的權益，其餘80%的權益由獨立於本公司及其附屬公司或高級管理人員、董事、主要股東或其關連人士的第三方擁有。這次收購完成後，廣安將成為本公司非全資擁有的子公司。這次收購展示了本公司走出山東、向中國其他省份拓展業務的發展戰略；同時也反映了中國華電成為本公司的控股股東後，對本公司的大力支持。公司已委任中國國際金融(香港)有限公司作為本次將進行的收購的財務顧問。

根據上市規則，將進行的這次收購構成了須予披露的交易。而且由於中國華電是持有本公司已發行總股本53.56%的控股股東，根據上市規則，將進行的收購及《廣安收購協議》項下的所有交易均構成了本公司的關連交易，且均需在股東周年大會上得到獨立股東的同意，並且中國華電在股東周年大會上將不能投票表決。2003年5月9日，董事會還通過決議，決定於2003年6月24日(星期二)召開股東周年大會，以批准，包括但不限於，截至2002年12月31日止財政年度的本公司財務報告；將發行A股、相應股權結構及將對公司章程所做修改等；將進行的收購及《廣安收購協議》項下的所有交易。本公告的複印件、股東大會通告、股東參會回執、委任表格預計將於2003年5月10日左右寄發予本公司的股東。同時，本公司也將向股東派發股東通函，以進一步闡述，包括但不限於，A股發行事宜、公司章程修改事宜、將進行的收購事項、廣安收購協議詳情及據此進行的所有交易、獨立董事委員會的推薦意見以及獨立財務顧問給獨立董事委員會的意見等等。股東通函將於2003年5月30日或之前派發給本公司的各位股東。

凡於2003年5月23日下午收市時登記在本公司股東名冊上的股東均有權參加股東周年大會並進行表決。本公司將於2003年5月25日至2003年6月23日(包括首尾兩天)期間暫停辦理股東名冊過戶手續，在該期間將不登記股份轉讓。

董事會注意到近期H股成交量的增長，並聲明，除了上述披露事宜，並不知悉其他原因導致成交量的增加。

將申請向中國公眾發行A股及向中國華電配售A股

董事會茲宣佈，本公司於2003年5月9日的董事會上通過決議，本公司將做以下申請：(a)向中國證券監督委員會申請發行最多不超過765,000,000股的A股，其中最多不超過196,000,000股的A股向中國華電配售發行(形式為：不能上市流通的國有法人股)，以體現公司就中國華電對本公司發展的支持的感謝；其餘則依據提議的發行A股方案向中國境內的自然人及機構投資者(即中國公眾)公開發行(形式為：將在上海證券交易所上市的A股)；及(b)向上海證券交易所申請在上海交易所掛牌上市上述依據提議的發行A股方案向中國公眾發行的A股。

就依據提議的A股發行方案向中國華電配售A股一事，中國華電已於2003年5月7日書面承諾，並於2003年5月8日發出確認函，將按照本次公開發行確定的價格全額認購依據提議的A股發行方案配售給它的所有A股(形式為：不能上市流通的國有法人股)，並且不可撤消地同意在國家出台關於國有股和法人股流通的新規定以前，暫不處置或出售該部分A股。據董事所知，他們並不知悉何時、是否這樣的新政策會出台。在A股發行完成以後，中國華電將繼續為本公司的控股股東。

提議的A股發行方案的結構

提議的A股發行方案的結構如下所示：

(1) 將發行股份的種類： 面值為人民幣的普通股。

(2) 將發行A股的數量：及目標認購者 最多不超過7.65億股A股，即約佔公司已發行內資股總數的20%(任何情況下均不超過)，在這7.65億股當中：

a) 最多不超過1.96億的A股(形式為：不能上市流通的國有法人股)將定向配售給中國華電集團公司；及

b) 其餘A股部分則依據提議的發行A股方案向中國境內的除國家法律和行政法規禁止者之外的自然人及機構投資者(例如：中國公眾)公開發行，並且這部分A股將在上海證券交易所掛牌上市。

(3) 面值： 每股人民幣1元。

(4) 發行價格及定價方式：

本次公開發行A股的定價方式為通過預路演確定價格區間，通過路演薄記確定最終發行價格。價格區間通過上市前詢價來決定，且通過定購情況來最終決定合適的A股發行價格。最終發行價和發行過程將提議股東周年大會授權董事會決定。

現在，發行價格期望確定在按照公司披露的A股發行前一年的每股盈利的10-20倍之間，但是，最終發行價格需要按照中國的有關法律、法規，由包括中國證監會在內的監管機構的批准，及發行A股時，建立在嚴格市場規律基礎上的中國證券市場條件確定。

(5) 資金用途：

如果A股發行工作完成，且資金能在2003年12月30日前劃撥到公司帳戶內，董事會目前計劃將這次A股發行募集來的資金作如下用途(目標金額約在15至20億之間)：

1. 約人民幣4.755億元用於提議收購的項目；詳情請見下面的「擬進行的收購」；
2. 約人民幣3.7億元用於分次投資廣安二期工程的開發；詳情請見下面的「擬進行的收購」標題下的「廣安情況—廣安的運營」
3. 發行A股完成後，約人民幣0.7億元至人民幣2億元用於增加寧夏英力特中寧發電有限公司的註冊資本或由寧夏英力特投資的電源項目，確切投入寧夏英力特的金額將提議由股東周年大會授權董事會根據發行A股的規模(和募集資金的數量)及這個項目的資金需求情況決定；關於是否或何時這些投資能實現有待最終確定。

4. 約人民幣4億元至10元資金將用於投資其他未來發展項目（由董事會決議確定），如鄒縣電廠四期（由本公司全資擁有），或濰坊電廠二期（本公司擁有其開發權益的60%），或青島電廠（本公司擁有55%的權益，通過增加註冊資本改制成有限責任公司擁有其股本權益）及其二期開發工程；確切投入金額將提議由股東周年大會授權董事會根據發行A股的規模（和募集資金的數量）及資金需求情況決定；及

5. 其餘的剩餘資金將用作本公司日常經營的資本金。

如果發行A股的募集資金不足應用於上述有待於股東大會授權董事會決定睥項目（或部分），公司將用公司的內部資金彌補。

如果A股發行募集的資金沒有在2003年12月30日前劃撥到公司帳戶內，目前董事會計劃對資金將作如下安排處置：

1. 約人民幣2.377億元用於提議收購的項目（用於提議收購項目的其餘價款將由公司的內部資金支付）；

2. 約人民幣3.7億元用於上述提到的廣安二期工程的開發；

3. 約人民幣0.7億元至人民幣2億元用於投資上面提到的寧夏英力特中寧發電有限公司；

4. 約人民幣4億元至10元資金將用於投資其他未來發展項目（由董事會決議確定）如鄒縣電廠四期、濰坊電廠二期，或青島電廠及其二期開發工程，及

5. 約人民幣2.5億元用於償還本公司在2003年內發生的將於2004年年中到期的銀行貸款，到目前為止本公司的借款總額約為人民幣61億元；

6. 其餘的剩餘資金將用作本公司日常經營的資本金。

如果發行A股的募集資金不足應用於上述有待於股東大會授權董事會決定睥項目(或部分)，公司將用公司的內部資金彌補。

發行A股事宜(包括向中國華電配售的A股(不能上市流通的國有法人股))，將根據中國證監會需要最終決定(包括，但不限於發行A股的規模及募集資金用途)，在股東周年大會批准以後，提議發行的A股在上海證券交易所掛牌上市及交易事宜也需要由中國證監會和上海證券交易所批准。

與發行A股有關的其他事項

未分配利潤的分配問題

如果在股東周年大會上得到本公司股東(在中國法律、法規下有權投票表決的)的批准，A股發行工作完成後本公司原有股東和新股東共同享有A股發行時本公司的未分配留存利潤。

董事會應當採取的必要行為

在不違反中國法律、法規、公司章程且得到本公司股東批准的前提下，董事會應有權在發行A股以及在上海證券交易所進行A股上市的過程中簽署文件、執行必要的程序以及就必須的事項採取行動。

在股東周年大會上股東應當批准的事項以及此批准的生效期間

有關發行A股的事項以及上述特別提到的股權結構發生的變化，包括(但不限於)發行A股募集資金的用途、依據提議的發行A股方案向中國公眾發行的那部分A股將在上海證券交易所上市事宜、因發行A股事項而對公司章程進行的修改、現有股東和新股東享有未分配利潤的共同權以及董事會就執行以上事項需要得到的公司股東的授權等事項都應該在股東周年大會上得到公司股東的批准通過。上述所有決議如果在股東周年大會上得到公司股東的同意，其有效期限是自股東大會召開的一年的時間，因此如果發行A股在上述一年的時間內沒有完成，相關的股東大會決議將無效並且新的決議將需要尋求在2003年度的股東周年大會通過。

因為中國華電是持有本公司已發行總股本53.56%的控股股東，提議向中國華電發行的A股(形式為不能上市流通的國有法人股)如果實行，根據上市規則將構成一項關連交易，將在股東周年大會上尋求獨立股東的批准，屆時中國華電將無權投票。董事會將委認獨立財務顧問對獨立股東就發行A股中向華電配售A股事宜提出建議。經公司中國法律顧問確認，根據中國法律，在中國現有法律、法規下，除了向中國華電配售A股外，中國華電在股東周年大會上將不需就發行A股的其他事宜放棄股票權。

發行A股的原因及受益

發行A股將擴大本公司的股東基數及股本基數，並將開闢一個人民幣的股本融資渠道，並將增加公司的股本和債務融資能力。由於注入新資本，本公司將降低其資本成本並改善股本結構，這樣將促進本公司進一步拓展其在中國境內對火力發電廠的開發、建設、經營及擁有權方面的業務。

A股發行對本公司股本結構的影響

假如本次依據A股發行方案而發行的A股不超過7.65億股，且其中不超過1.96億股(形式為：不能上市流通的國有法人股)定向配售給中國華電集團公司，剩餘5.69億股(形式為：將在上海證券交易所上市的A股)公開發行給中國自然人及機構投資者(即中國公眾)，本公司股東在發行A股工作之前及之後的持股情況及變化如下所述：

股票種類	A股發行前 股份數額	持股比例(約%)	A股發行後 股份數額	持股比例(約%)
1. 未上市內資股				
中國華電持有的股份				
(國有法人股)	2,815,075,430	53.56	3,011,075,430	50.01
其他股東持有的內資股	1,009,980,770	19.21	1,009,980,770	16.77
2. 已上市股份				
A股股東	—	—	569,000,000	9.45
H股股東	1,431,028,000	27.23	1,431,028,000	23.77
3 總計	5,256,084,200	100.00	6,021,084,200	100.00

根據提議的A股發行方案，假如本次A股發行的總額為7.65億股新股，且其中1.96億股(形式為：不能上市流通的國有法人股)定向配售給中國華電集團公司，那麼在A股發行工作完成後，中國華電將持有本公司總計為3,011,075,430股的國有法人股，約佔本公司發行A股工作完成後已發行總股本的50.01%。H股(計1,431,028,000股)及發行給且由公眾人士持有的A股(計569,000,000股)的總和約佔本公司發行A股工作完成後已發行總股本的33.22%。

提議修改公司章程

為配合公司發行A股，且在A股發行完成後，公司章程應當根據本公司遵守的有關中國法律法規的規定進行修改，包括中國證監會針對中國上市公司發佈的條例、規定、建議中適用於本公司的部分。此公司章程的修改應當得到股東大會的批准通過。而且，應當遵守中國有關部門的規定，得到其批准、簽署和登記。有關修改的詳細情況將在股東通函中披露。

公司擬變更名稱及相應對公司章程所做的修改

正如本公司於2003年4月16日做出的公告所述，2003年4月15日召開的董事會通過變更公司名稱的決議，即將「山東國際電源開發股份有限公司Shandong International Power Development Company Limited」變更為「華電國際電力股份有限公司Huadian Power International Corporation Limited」。由於公司擬變更名稱，公司章程的第2章將修改如下：

「第二章　　公司註冊名稱

中文：　華電國際電力股份有限公司
(簡稱：華電國際)

英文：　Huadian Power International Corporation Limited
(簡稱：HDPI)」

上述修改以及其他將進行的對公司章程所做的修改均將提交給股東周年大會以獲得公司股東的批准。在得到政府有關部門的批准、簽署及登記認可的前提下，有關變更公司名稱及其他將對公司章程做出修改的進一步的詳情，將在股東通函中予以披露。

將進行的收購

廣安收購協議

廣安收購協議的主要條款如下：

日期	：	2003年5月9日
定約各方	：	本公司 及中國華電集團
被收購的權益	：	廣安80%的權益
代價	：	人民幣4.755億元(約港幣4.4858億元)的代價是以截至2002年12月31日止的廣安淨資產值，約人民幣5.944億元(經中聯資產評估有限公司評估，此為國家認可的獨立中國評估師)為基礎，並考慮到廣安未來的發展潛力(包括廣安二期項目，詳見「廣安生產運營」一節)，與中國華電進行談判後決定的。

根據廣安收購協議，此價格將依據廣安截至2002年12月31日與收購完成日止的經按中國會計制度和規定審計的淨資產值之差的80%進行調整。本公司和中國華電集團公司將聯合任命獨立審計師。根據廣安收購協議，這種調整將由本公司和中國華電在2004年4月30日前進行結算。如果調整為正數，本公司將以內部自有資金支付予中國華電。股東應注意中國會計制度與國際會計制度存在部分差異。

付款條款 : 上述代價(或部分，但不包括以上述方式進行的調整)目前計劃將從公司發行A股所募集的資金中解決。

根據廣安收購協議，如果本公司關於發行A股的申請得到中國證券監督委員會的批准，並且在2003年12月30日或之前能收到所募集的資金，那麼本公司將於2003年12月30日或之前以現金的形式一次性全部付款給中國華電。否則，本公司將分兩次支付此款項給中國華電：

(a) 人民幣2.378億元，即稍多於此款項的50%，將由本公司在2003年12月30日之前以現金形式付給中國華電集團公司(此2.378億元目前計劃由本公司內部出資)，及

(b) 此款項剩餘的人民幣2.377億元將由本公司在收到發行A股所募集資金後的五個工作日內以現金的形式支付給中國華電集團公司，且任何情況下均不得遲於2004年6月30日。

前提條件	：	廣安收購協議的履行應在滿足下列前提條件的情況下執行： (a) 廣安收購協議及其項下的所有交易必須在股東周年大會上得到獨立股東的正式批准；及 (b) 截至2002年12月31日止廣安的資產評估已經向中國國有資產管理部門記錄和備案； 如何上述任一條件不能在2003年12月30日前履行完畢，本公司可以選擇終止廣安收購協議。
完成	：	在完成上述前提條件的情況下，本公司和中國華電集團公司應當認真履行廣安收購協議的條款，且必須遵守所有相關的中國的法律和法規，且應在2003年12月30日完成。
其他主要條款	：	依據廣安收購協議，本公司已同意並向中國華電承諾，如果中國華電有要求，本公司應在收購項目完成前承擔華電集團為廣安擔保的兩筆債務(總額不超過17億元)。這兩筆債務預期分別在2007年和2009年前償還。 除此之外，本公司在本收購協議項下沒有其他利於中國華電的擔保

廣安項目的資料

四川省的背景資料

四川是中國最大的省份之一，其面積是485,000平方公里，人口是8,329萬。自中國實行西部大開發戰略以來，四川省經歷了快速的增長，近三年的GDP增長率平均在9%以上。在2002年，四川省的GDP為4,875億元，比2001年增長了10.6%，而全國平均增長率卻只有8%。

伴隨著四川省的經濟增長，四川省的電力工業也出現強勁的增長。到2002年底，四川省裝機容量約為18,000兆瓦，其中11,854.6兆瓦的裝機容量為水電，其餘6,145.4兆瓦的裝機容量為火力發電。2002年發電量達到了723.8億千瓦時，比2001年增長了13.72%(而2001年的發電量比2000年增長了14.40%)。2002年，四川省全社會用電量約為660.5億千瓦時，比2001年增長12.03%(而2001年的全社會用電量比2000年增長了13.11%)，而全國全社會用電量卻只增長了11.6%。在2003年第一季度，四川省的發電量達到約149.5億千瓦時(比上年同期增長了8.27%)，這足以證明四川省自2002年到2003年在電力需求方面仍然保持強勁的增長趨勢。

廣安公司

四川廣安發電有限責任公司(Sichuan Guangan Power Generation Company Limited)是一家在中國成立的有限責任公司，中國華電集團公司持有其80%的股本權益，其餘20%的權益則由獨立於本公司、其子公司、或其任何執行總裁、董事、或主要股東或其關連人士的第三方持有(其已於2003年四月末召開的廣安公司股東大會上同意了本次將進行的收購)。

廣安公司於1996年成立，位於四川省廣安市，主要從事發電生產業務，計劃到2004年全部建成後裝機將達到1200兆瓦。在本公司完成本次將進行的收購後，廣安公司將成為本公司非全資擁有的下屬企業。

廣安公司的生產運營

廣安公司一期工程共包含兩台300MW燃煤機組，兩台機組分別是於1999年10月和2000年2月投入商業運營的。一期工程的總投資約為27.31億元，現已全部完成。

廣安公司二期工程共包含兩台300MW燃煤機組，已於2002年9月開始建設，預計這兩台機組將分別於2004年8月和2004年12月投入運營。廣安公司二期工程的預計建設總費用約為人民幣22.85億元。其建設費用的20%由股東出資(出資額由現有股東按照其各自擁有的廣安公司的權益比例出資)，其餘的80%(約合18.28億元人民幣)為銀行貸款。

廣安公司的所發的電量全部出售給四川電網公司，廣安公司2001年的售電量比2000年同比增長了5.1%。2002年，廣安公司的上網電量比2001年同比增長了47.06%。強勁的增長趨勢主要是因為四川省用電需求的快速增長。2003年繼續保持了這種增長趨勢，廣安公司第一季度的售電量比2002年同期增長了31%，達到12.15億千瓦時。

廣安公司所需煤炭主要來自四川華瑩山礦務局煤礦及廣安市附近其他煤礦。

下表列明瞭廣安公司截至2001年12月31日底和截至2002年12月31日底兩年的主要運營資料：

	2002	2001
發電量(百萬千瓦時)	2,983.3	2,024.3
售電量(百萬千瓦時)	2,766.2	1,881.0
等效可用係數(%)	93.6	95.7
容量係數(%)	56.8	38.5
設備平均利用時間(小時)	4,972.2	3,373.8
標準供電煤耗(克/千瓦時)	351.0	353.0
加權平均上網電價(兆瓦時)(不含增值稅)	214.0	212.7

廣安公司的財務概要

截至2002年12月31日止，根據本公司採用的與根據國際會計準則一致的會計政策來衡定的廣安公司淨資產的80%為人民幣4.775億元(約合港幣4.5047億元)。

根據本公司採用的與根據國際會計準則一致的會計政策來衡定的廣安公司經營業績淨額的80%分別為：2001財政年度，淨損失約為人民幣2,070萬元(約合港幣1950萬元)；2002財政年度，淨利潤約為人民幣2,580萬元(約合港幣2430萬元)。

下表所列的是廣安公司2001和2002兩個財政年度的財務資料，這些資料摘自由執業會計師--畢馬威會計師事務所審計的財務報表中，財務報表是根據與本公司採用的會計政策一致的、且符合國際會計準則的會計政策來編制的：

	2002	**2001**
	（人民幣千元）	*（人民幣千元）*
總資產	2,783,184	2,717,139
現金	54,741	13,770
總負債		
流動負債	417,000	1,610,090
非流動負債	442,000	1,540,090
淨資產	596,832	606,635
收入	592,028	400,160
折舊	122,123	122,000
經營利潤	160,067	82,948
財務費用(淨額)	111,886	121,532
稅前利潤	48,181	(38,584)
所得稅	15,899	(12,733)
適用稅率	33%	33%
稅後淨利潤	32,282	(25,851)

廣安公司2001年的經營業績為淨虧損人民幣2,585萬元，而2002年則為淨利潤人民幣3,228萬元。廣安公司利潤增加的主要原因是2002年的收入比2001年同比增長47.9%，收入增加則主要是由於向四川電網公司的售電量比2001年同比增加了47.1%。廣安公司經營的表現完全和四川省電力工業的增長趨勢一致。2002年，四川省全社會用電量比2001年增長了12.03%，而裝機容量則只同比增長了0.49%，所以導致火力發電機組的發電量於2002年同比增長了平均33%。

2003年第一季度，廣安公司的售電收入約達到人民幣2.669億元(未經審計)，比2002年同期增長了32.2%。廣安公司於2003年第一季度實現的淨利潤為人民幣5980萬元(未經審計)，比2002年同期增長了130%。這是由於四川省電力需求的強勁增長以及火力發電的比例在枯水期(這段期間水力發電量減少)的2003年第一季度得以提高。

擬收購的原因與益處

由於本公司的控股權益於2003年4月無償劃轉至中國華電集團公司(中國五大發電集團之一)擁有，本公司進一步加強了公司 '成為一個全國性的發電企業' 的發展戰略。公司將通過收購和新建並舉實現擴張的發展戰略。

正如本公司於2003年4月8日發佈的公告和2002年年度業績公告中所述：作為本公司的控股股東，中國華電集團公司已同意並向本公司作出承諾，在其擁有本公司的控股權益期間，本公司是(並將繼續為)華電集團發展電源項目和經營發電業務的核心企業，以及授權本公司在山東省或華電集團有業務經營的其他區域的所有電廠和電力項目擁有收購、開發、建設、擁有及/或經營方面的優先選擇權。這次收購展示了本公司走出山東、向中國其他省份拓展業務的發展戰略；同時也反映了中國華電成為本公司的控股股東後，對本公司的大力支持。

由於本公司目前已擁有山東省22%的市場佔有率，是山東省最大的發電企業，所以本公司正在全國範圍內尋求拓展新的市場。該計劃收購項目使本公司首次涉足了經濟發展較快的四川省，並拓展了山東省以外的市場份額。四川省快速增長的電力需求相對於其2004年和2005年較小的容量增長的情況，我們預計此將會在未來的幾年內為廣安公司帶來較好的投資回報。通過收購山東省以外發電廠的權益，本公司將形成多元化的發展區域，從而化解單一區域發展的經營風險。

該計劃收購項目包括2台已經投入商業運行的300MW的燃煤發電機組，加上2台即將於2004年投入運營的300MW的燃煤發電機組。該收購項目將在2003年底為本公司即刻增加管理裝機容量600MW，在2004年為本公司再增加600MW管理裝機容量。這將使得本公司抓住近幾年全國範圍內電力需求的強勢增長的機遇。

本公司聘請了中國國際金融(香港)有限公司作為本次收購的財務顧問。該計劃收購項目的代價為人民幣4.755億元 (約港幣4.4858億元)，該代價是經本公司與中國華電集團公司雙方友好協商、談判並以截至2002年12月31日止廣安公司經中聯資產評估有限公司(為一家國家認可的獨立中國評估師)評估的價值人民幣5.944億元的淨資產值為基礎，並考慮到包括廣安公司的未來發展潛力(包括上述的廣安二期開發)來決定的。人民幣4.755億元的代價體現了廣安公司截至2002年12約31日止80%股本權益所代表的評估淨資產的價值。2002年，廣安公司的淨利潤總額約為人民幣3,230萬元，其中2,580萬元的利潤可貢獻給本公司將收購的80%的股本權益。本公司相信隨著四川電力市場的快速增長，該收購項目將對本公司的盈利產生更為積極的影響。

董事認為，本次廣安收購協議的簽署和本次收購計劃的完成符合本公司的長期發展戰略和商業利益。基於以上所述條件，董事會，包括獨立非執行董事，認為收購條款與上述收購代價(即收購代價主要以廣安公司2002年12月31日由經國家批准的中國獨立評估師中聯資產評估有限公司評估的淨資產值約5.944億元為基礎確定)是經友好協商、談判決定的，對於本公司和公司股東均是公平合理的。

關連方關係

由於中國華電是持有本公司已發行總股本53.56%的控股股東，根據上市規則，將進行的收購及《廣安收購協議》項下的所有交易均構成了本公司的關連交易，且均需在股東周年大會上得到獨立股東的同意，而中國華電不能參與投票。

綜合資料

計劃的A股發行

計劃的A股發行（包括計劃以國有法人股的形式定向配售給中國華電集團公司A股）將與中國證監會的要求相一致。

需要注意的是：計劃的A股發行方案及相應股權結構在得到本公司股東周年大會上股東批准（包括根據本案情況，獨立股東的批准）後，還必須得到中國證監會的批准，以及上海交易所批准此項面對中國公眾發行的A股可在上海交易所上市和交易。，內容包括但不僅限於計劃的A股發行相關的信息在內的股東通函，預計將於2003年5月30日或之前派發給本公司各股東。

由於中國華電集團是本公司的控股股東，控制本公司發行在外總股本的53.56%，計劃中的對中國華電集團的A股發行（以國有法人股形式）如果獲得實質性進展，根據上市規則將構成對本公司的關連交易，需要在年度股東大會上經獨立股東表決通過，中國華電集團不能參與表決。董事會將指派獨立董事委員會對計劃中的向中國華電集團發行A股事宜進行研究並向獨立股東提供意見，並將指派獨立財務顧問就以上事宜向獨立董事委員會出具意見。

由於不能肯定計劃的A股發行獲得實質性進展、或是能夠按照本函中的計劃和方案進行，所以建議投資者在交易H股時需謹慎。在A股發行方案有實質性進展時，有關A股發行的所有詳情均需在中國境內的報紙上進行公告，那時我們會同步在香港的報紙上進行公告。

提議的收購－上市規則的實施要求

按照上市規則14.12(1)的要求，計劃的收購構成對本公司額一項須予披露的關連交易。另外，由於由於中國華電集團是本公司的控股股東，控制本公司發行在外總股本的53.56%，該收購項目及依據廣安收購協議進行的所有交易均構成一個須予披露的交易和本公司的關連交易，均需在股東周年大會上得到獨立股東的同意。前面已經提到，本公司已經指派中國國際金融(香港)有限公司作為財務顧問就收購提供意見。董事會已成立獨立董事委員會來考慮擬收購項目及廣安收購協議的條款，並據此向獨立股東提出建議。同時，董事會將任命一家獨立財務顧問，以就擬收購項目及依據廣安收購協議進行的所有交易向獨立董事委員會提出建議。內容包括但不僅限於，廣安收購協議詳情、獨立董事委員會建議以及獨立財務顧問給獨立董事委員會建議等內容在內的股東通函，預計將於2003年5月30日或之前派發給本公司各股東。

股東周年大會和公司股東登記截止日

2003年5月9日，董事會還通過決議，決定於2003年 6月 24日(星期二)上午10:00點於濟南市天地壇街3號貴和皇冠假日酒店召開2002年股東周年大會，以批准，包括但不限於，截至2002年12月31日止財政年度的本公司財務報告；將發行A股、相應股權結構及將對公司章程所做修改等；將進行的收購及《廣安收購協議》項下的所有交易。本公告的複印件、股東大會通告、股東參會回條、委任表格預計將於 2003年5月10日左右寄發予本公司的股東。凡於2003年5 月23日下午收市時登記在本公司股東名冊上的股東均有權參加股東周年大會並進行表決。本公司將於2003年5月25日至2003年 6月23日(包括首尾兩天)期間暫停辦理股東名冊過戶手續，在該期間將不登記股份轉讓。

本公司董事已經注意到近來本公司H股交易量的增加，現在此聲明，除本函中提及的事宜之外，並沒有注意到任何會如此增加交易量的原因。他們同時確認，沒有其他談判、意向性的收購協議或交易完成等根據上市協議第三條需要披露的事項，他們也沒有注意到其他根據上市協議第二條規定的一般義務中需要披露的事項，這樣的事項可能會影響對股票價格產生影響。

定義

在此公告中，除非本文中另有所指，下列詞在本公告中應有如下含義：

「A股」	公司擬依據A股發行方案向中國境內的自然人及機構投資者(即：中國公眾)公開發售和向中國華電集團公司定向配售的國內普通股，每股面值為人民幣1元；
「股東周年大會」	本公司於2003年6 月24日(星期二)上午10:00點於濟南市天地壇街3號貴和皇冠假日酒店召開的2002年股東周年大會；
「公司章程」	公司章程；
「關聯方」	與上市規則中的意思相同；
「中國華電」	中國華電集團公司(China Huadian Corporation)，是一家國有企業，目前是本公司的控股股東，擁有本公司全部已發行股本的53.56%；
「本公司」	山東國際電源開發股份有限公司(Shandong International Power Development Company Limited)，一家在中國註冊成立的、其H股股票在香港聯交所上市的、主要從事電力生產銷售的中外合資企業；
「中國證監會」	中國證券監督管理委員會；
「董事」	公司董事；
「廣安」	四川廣安發電有限責任公司(Sichuan Guangan Power Generation Company Limited)，一家中國境內註冊成立的公司；中國華電集團擁有其80%的權益，其餘20%由一家獨立於本公司或本公司之子公司或其主要管理人員、董事或主要股東或其關聯方的第三方擁有；
「廣安股權轉讓協議」	廣安股權轉讓協議，此協議是於2003年5月9日，由本公司和中國華電集團公司雙方簽訂的，旨在由本公司收購華電集團擁有的廣安公司80%的股權；

「H股」	本公司在香港聯交所上市的股份，面值為人民幣1元的外資股；
「港幣」	港幣，香港的法定貨幣；
「香港」	中華人民共和國香港特別行政區；
「香港交易所」	香港聯交所；
「獨立董事委員會」	獨立董事委員會，由本公司的兩名獨立非執行董事組成，目的是為了考慮向華電集團配售A股，擬收購項目以及依據廣安收購協議進行的所有交易；
「獨立股東」	本公司除中國華電及其關連人士以外的股東；
「上市規則」	香港聯合交易所主管證券上市的規則；
「寧夏英特力中寧發電有限公司」	一家在中國註冊成立的電力公司。截至公告日，本公司擁有其20%的權益，其餘80%由一家獨立於本公司或本公司之子公司或其主要管理人員、董事或主要股東或其關聯方的第三方擁有；
「中國」	中華人民共和國；
「擬議的A股發行」	計劃最多發行不超過765,000,000股的A股，其中最多不超過196,000,000股的A股向中國華電配售發行(該部分股份為不能上市流通的國有法人股)；其餘則依據擬議的發行A股方案向中國境內的自然人及機構投資者(即中國公眾)公開發行；擬發行的這部分A股計劃在上海證券交易所上市；
「擬收購項目」	本公司將根據廣安收購協議向中國華電集團公司收購其擁有的廣安80%的權益；

「人民幣」	人民幣，中國的法定貨幣；
「上海證券交易所」	中國的上海證券交易所；
「股東通函」	股東通函，內容包括與A股發行相關的所有資料、擬對公司章程所做的修改、擬收購項目、廣安收購協議詳情及其項下的所有交易、獨立董事委員會給獨立股東的意見以及獨立財務顧問給獨立董事委員會的意見等，本公司預計將於2003年5月30日或之前派發給本公司各股東；
「%」	百分比。

承董事會命
山東國際電源開發股份有限公司
賀恭
董事長

中國，山東
2003年5月9日

註：以港幣為單位的金額乃由人民幣換算得到，僅為方便讀者閱讀。除非另有説明，上述換算按照1.00港元兑換1.06元人民幣匯率計算。該換算並不代表人民幣的數額可能已經或可按此匯率或任何其他匯率兑換成港幣。



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL
POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors of Shandong International Power Development Company Limited (the "**Company**") has resolved that the 2002 Annual General Meeting of the Company will be held at 10:00 a.m. on Tuesday, 24th June, 2003 at Guihe Crown Holiday Inn, No. 3 Tianditan Street, Jinan, Shandong, the People's Republic of China (the "**PRC**"), for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider and approve the Report of the Board of Directors of the Company for the year 2002.

2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2002.

3. To consider and approve the audited financial statements of the Company and the auditors' reports for the year 2002.

4. To consider and approve the Company's profit distribution proposal for the year 2002 (Note 1).

5. To consider and approve the appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2003, and to authorise the Board of Directors of the Company to determine their remuneration.

6. To approve, confirm and ratify a conditional agreement dated 9th May, 2003 entered into between the Company and China Huadian Corporation (the "**Acquisition Agreement**"), pursuant to which the Company has agreed to acquire from China Huadian Corporation its 80% equity interest in Sichuan Guangan Power Generation Company Limited for a consideration of RMB475.50 million (subject to adjustment); to approve, confirm and ratify the terms of the Acquisition Agreement, the entering into and the execution thereof by and on behalf of the Company and all transactions contemplated thereunder; and to authorise any Director of the Company to sign or execute all such documents and/or to do all such things and acts as he may consider necessary or expedient for the purpose of implementing or otherwise effecting any transaction contemplated under the Acquisition Agreement or any other matter incidental thereto and in the interest of the Company (Note 2).

7. To consider and approve other necessary matters (if any).

SPECIAL RESOLUTIONS

1. To consider and approve the proposal of the Company to issue to individuals and institutional investors in the PRC and to China Huadian Corporation Renminbi ("**RMB**") denominated domestic ordinary shares ("**A Shares**") with a nominal value of RMB1.00 each and to list such A Shares to be issued to the public in the PRC on the Shanghai Stock Exchange (collectively, the "**Proposed A Share Issue**") in such manner as particularised as follows (Note 3):

   (a) To consider and approve the proposed issue by the Company of a maximum of 765,000,000 new A Shares under the Proposed A Share Issue.

   (b) To consider and approve that out of the total number of new A Shares to be issued by the Company under the Proposed A Share Issue as referred to in Special Resolution numbered 1(a) above, a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are to be allocated and issued to China Huadian Corporation (Note 4).

   (c) To consider and approve that new A Shares to be issued by the Company under the Proposed A Share Issue bear a nominal value of RMB1.00 each.

(d) To consider and approve that the new A Shares to be issued by the Company to individuals and institutional investors in the PRC under the Proposed A Share Issue are to be listed on the Shanghai Stock Exchange.

(e) To consider and approve that target subscribers for the new A Shares to be issued by the Company to the public in the PRC under the Proposed A Share Issue are natural persons and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC with A Share shareholder account maintained with the Shanghai Stock Exchange.

(f) To consider and approve that a price range in respect of the issue price for the Proposed A Share Issue shall be determined through pre-marketing and that a book-building process shall be conducted to determine the issue price for the Proposed A Share Issue.

(g) To consider and approve that the enlarged registered capital of the Company upon completion of the Proposed A Share Issue shall be increased to a maximum of RMB6,021,084,200.

(h) To consider and approve that after completion of the Proposed A Share Issue, the existing and new shareholders of the Company shall be entitled to mutual sharing of the Company's undistributed retained profits when the Proposed A Share Issue takes place.

(i) To authorise the Board of Directors of the Company to determine and finalise the structure of the Proposed A Share Issue (including, but not limited to, the timing and the scale of the Proposed A Share Issue and the number of new A Shares to be issued thereunder, the final issue price and the pricing process, the issue mechanism, the target subscribers and the number of new A Shares to be allocated and issued to each such subscriber) and to sign such agreements and/or documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, and upon, the Proposed A Share Issue and the proposed listing of such A Shares to be issued thereunder to the PRC public on the Shanghai Stock Exchange.

(j) To consider and approve that all resolutions regarding the Proposed A Share Issue and referred to in Special Resolutions numbered 1(a) to 1(i) above and in Special Resolutions numbered 2 and 4 below shall, if passed by the Company's shareholders, be effective for a period of one year from the date when the respective resolutions are passed.

2. To consider and approve the Company's proposal regarding its intended use of proceeds to be raised from the Proposed A Share Issue, and to authorise the Board of Directors of the Company to determine and finalise the proposal and all particulars in respect thereof (including, but not limited to, the exact project involved and the exact amount to be deployed in respect of each item as specified in such proposal) (Note 3).

3. To consider and approve amendments proposed to be made to the articles of association of the Company (the "**Articles of Association**") in connection with the reallocation of controlling shareholding interest in the Company and the substitution of China Huadian Corporation for Shandong Electric Power (Group) Corporation as the Company's immediate controlling shareholder in April, 2003 and the proposed change of the Company's name from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited", and to authorise the Board of Directors of the Company to sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments to the Articles of Association (Note 5).

4. To consider and approve amendments proposed to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue, and to authorise the Board of Directors of the Company, at such time as is appropriate following completion of the Proposed A Share Issue, to sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments to the Articles of Association (Note 6).

By the Order of the Board of Directors
Zhou Lianqing
Company Secretary

Shandong, the PRC
9th May, 2003

Notes:

1. **Profit distribution proposal of the Company for the year 2002**

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30th June, 2002 was distributed on 30th October, 2002. On 15th April, 2003, the Board of Directors of the Company recommended payment of a final dividend of RMB0.036 per share (totalling approximately RMB189,219,000) for the financial year ended 31st December, 2002.

Final dividend for domestic shares will be distributed and paid in RMB whereas dividend for H shares were declared in RMB and will be paid in Hong Kong dollars (at the average exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the week immediately preceding Tuesday, 24th June, 2003. The final dividend will be distributed to shareholders of the Company whose names appear on the register of members of the Company at the close of business on Monday, 23rd June, 2003. The H share register of members of the Company will be closed from Sunday, 25th May, 2003 to Monday, 23rd June, 2003, both days inclusive, during which period no transfer of H shares will be effected. Shareholders of H shares of the Company intending to be entitled to receive the final dividend are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 23rd May, 2003. The final dividend will be distributed on Friday, 18th July, 2003.

2. **Acquisition Agreement**

Shareholders of the Company should note that the entering into of, and the transaction contemplated under, the Acquisition Agreement constitutes a discloseable transaction of the Company under Rule 14.12(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). Furthermore, as China Huadian Corporation is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the transactions contemplated under Acquisition Agreement also constitute connected transactions for the Company under the Listing Rules, and are subject to be approved by shareholders of the Company other than China Huadian Corporation and its associates (as such term is defined in the Listing Rules).

In this connection, the Company expects to issue an announcement (the "**Announcement**") on 9th May, 2003, and to publish the announcement in newspapers in Hong Kong on 10th May, 2003 and 12th May, 2003, setting out (among other things) the principal terms of the Acquisition Agreement and the transactions contemplated thereunder. The Company will also issue and despatch to its shareholders a shareholders' circular (the "**Circular**") to set out, among other things, details of the Acquisition Agreement and all transactions contemplated thereunder, the recommendations to the independent shareholders of an independent committee of the Company's Board of Directors established for the purpose of considering (among other things) the Acquisition Agreement and the transactions thereunder, and the advice to be given by an independent financial adviser to the independent Board committee. The Circular is expected to be issued and despatched to the Company's shareholders on or before 30th May, 2003.

3. **Proposed A Share Issue and the Company's proposal regarding its intended use of proceeds**

Shareholders of the Company should also note that details of the Proposed A Share Issue and the Company's proposal regarding its intended use of the proceeds to be raised from the Proposed A Share Issue are contained in the Announcement, and further details will be set out in the Circular.

4. **Proposed issue of A Shares to China Huadian Corporation**

As China Huadian Corporation is the controlling shareholder of the Company, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian Corporation, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the shareholders of the Company other than China Huadian Corporation and its associates (as such term is defined in the Listing Rules). Details regarding such proposed issue of A Shares to China Huadian are contained in the Announcement and futher details will be set out in the Circular.

5. **Proposed amendments to the Articles of Association in connection with the proposed change of the Company's name**

As announced by the Company in its announcement dated 16th April, 2003, in view of the reallocation of controlling shareholding interest in the Company and the substitution of China Huadian Corporation for Shandong Electric Power (Group) Corporation as the Company's immediate controlling shareholder in April, 2003, the Directors, on 15th April, 2003, resolved to change the name of the Company from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". In connection with the proposed change of the Company's name, among other provisions of the Articles of Association, Article 2 will be proposed to be amended to read as follows:

"Article 2 **Registered name of the Company**

Chinese: 華電國際電力股份有限公司
(Abbreviation: 華電國際)

English: Huadian Power International Corporation Limited
(Abbreviation: HDPI)"

Further details regarding the proposed change of the Company's name and other proposed amendments to the Articles of Association in connection therewith, which are also conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities, will be set out in the Circular.

6. **Proposed amendments to the Articles of Association to cater for the Proposed A Share Issue**

To cater for, and following completion of, the Proposed A Share Issue, amendments will, in accordance with laws and regulations prescribed by the relevant PRC authorities including the China Securities Regulatory Commission stipulating provisions mandatory or otherwise recommended for inclusion in articles of associations of PRC listed companies, be made to the Articles of Association in compliance with all such legal and regulatory requirements as will then be applicable to the Company. Such proposed amendments to be made to the Articles of Association are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities. Details of all such amendments proposed to be made to the Articles of Association will be set out in the Circular.

7. **Eligibility of attending the Annual General Meeting**

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 23rd May, 2003 ("**Registered Shareholders**") are entitled to attend the Annual General Meeting upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Sunday, 25th May, 2003 to Monday, 23rd June, 2003, both days inclusive, during which period no transfer of H shares will be effected. Shareholders of H shares of the Company intending to attend the Annual General Meeting are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 23rd May, 2003.

8. **Registration procedures for attending the Annual General Meeting**

(1) Registered Shareholders who intend to attend the Annual General Meeting are required to deliver the completed and signed written reply slip with the Secretarial Office of the Board of Directors of the Company on or before Tuesday, 3rd June, 2003. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the Annual General Meeting shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the Board of Directors of the Company on or before Tuesday, 3rd June, 2003.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the Annual General Meeting, and shall issue copies or facsimile copies of admission cards for attending the Annual General Meeting by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

9. **Proxies**

(1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the Annual General Meeting on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "**Proxy Form**") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of Registered Shareholders of domestic shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Board of Directors of the Company not less than 24 hours before the time designated for convening the Annual General Meeting. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the Annual General Meeting.

10. **Miscellaneous**

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The Annual General Meeting is expected to take half a day. Shareholders attending the Annual General Meeting shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the details of the Secretarial Office of the Board of Directors of the Company are as follows:-

No. 14, Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86-531-603 5467
Fax No.: 86-531-603 5469

(4) The address and contact details of Hong Kong Registrars Limited are as follows:-

Rooms 1901-05, 19th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990 / 852-2529 6087

SIPD 12g3-2 (b)
File No. 82-4932



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We ______________________ with H share shareholder account number (if applicable): ______________________

of ______________________ *(Note 1)*, being the registered holder(s)

of ____________ domestic shares / ____________ H shares *(Note 2)* in Shandong International Power Development Company Limited (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________________

of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Guihe Crown Holiday Inn, No.3 Tianditan Street, Jinan, Shandong, the People's Republic of China at 10:00 a.m. on Tuesday, 24th June, 2003 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
ORDINARY RESOLUTIONS		
1. To approve the Report of the Board of Directors of the Company for the year 2002.		
2. To approve the Report of the Supervisory Committee of the Company for the year 2002.		
3. To approve the audited financial statements of the Company and the auditors' reports for the year 2002.		
4. To approve the Company's profit distribution proposal for the year 2002.		
5. To approve the appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2003, and to authorise the Board of Directors of the Company to determine their remuneration.		
6. To approve, confirm and ratify a conditional agreement dated 9th May, 2003 entered into between the Company and China Huadian Corporation (the "Acquisition Agreement"); to approve, confirm and ratify the terms of the Acquisition Agreement, the entering into and the execution thereof by and on behalf of the Company and all transactions contemplated thereunder; and to authorise any Director of the Company to sign or execute all such documents and/or to do all such things and acts as he may consider necessary or expedient for the purpose of implementing or otherwise effecting any transaction contemplated under the Acquisition Agreement or any other matter incidental thereto and in the interest of the Company.		
SPECIAL RESOLUTIONS		
1. To approve the proposal of the Company to issue to individuals and institutional investors in the PRC and to China Huadian Corporation Renminbi ("RMB") denominated domestic ordinary shares ("A Shares") with a nominal value of RMB1.00 each and to list such A Shares to be issued to the public in the PRC on the Shanghai Stock Exchange (collectively, the "Proposed A Share Issue").		
(a) To approve the proposed issue by the Company of a maximum of 765,000,000 new A Shares under the Proposed A Share Issue.		
(b) To approve that out of the total number of new A Shares to be issued by the Company under the Proposed A Share Issue, a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are to be allocated and issued to China Huadian Corporation.		
(c) To approve that new A Shares to be issued by the Company under the Proposed A Share Issue bear a nominal value of RMB1.00 each.		
(d) To approve that the new A Shares to be issued by the Company to individuals and institutional investors in the PRC under the Proposed A Share Issue are to be listed on the Shanghai Stock Exchange.		
(e) To approve that target subscribers for the new A Shares to be issued by the Company to the public in the PRC under the Proposed A Share Issue are natural persons and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC with A Share shareholder account maintained with the Shanghai Stock Exchange.		

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
(f) To approve that a price range in respect of the issue price for the Proposed A Share Issue shall be determined through pre-marketing and that a book-building process shall be conducted to determine the issue price for the Proposed A Share Issue.		
(g) To approve that the enlarged registered capital of the Company upon completion of the Proposed A Share Issue shall be increased to a maximum of RMB6,021,084,200.		
(h) To approve that after completion of the Proposed A Share Issue, the existing and new shareholders of the Company shall be entitled to mutual sharing of the Company's undistributed retained profits when the Proposed A Share Issue takes place.		
(i) To authorise the Board of Directors of the Company to determine and finalise the structure of the Proposed A Share Issue (including, but not limited to, the timing and the scale of the Proposed A Share Issue and the number of new A Shares to be issued thereunder, the final issue price and the pricing process, the issue mechanism, the target subscribers and the number of new A Shares to be allocated and issued to each such subscriber) and to sign such agreements and/or documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, and upon, the Proposed A Share Issue and the proposed listing of such A Shares to be issued thereunder to the PRC public on the Shanghai Stock Exchange.		
(j) To approve that all resolutions regarding the Proposed A Share Issue and referred to in Special Resolutions numbered 1(a) to 1(i) and in Special Resolutions numbered 2 and 4 in the Company's Notice of Notice General Meeting dated 9th May, 2003 shall be effective for a period of one year from the date when the respective resolutions are passed.		
2. To approve the Company's proposal regarding its intended use of proceeds to be raised from the Proposed A Share Issue, and to authorise the Board of Directors of the Company to determine and finalise the proposal and all particulars in respect thereof (including, but not limited to, the exact project involved and the exact amount to be deployed in respect of each item as specified in such proposal).		
3. To approve amendments proposed to be made to the articles of association of the Company (the "Articles of Association") in connection with the reallocation of controlling shareholding interest in the Company and the substitution of China Huadian Corporation for Shandong Electric Power (Group) Corporation as the Company's immediate controlling shareholder in April, 2003 and the proposed change of the Company's name from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited", and to authorise the Board of Directors of the Company to sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments to the Articles of Association.		
4. To approve amendments proposed to be made to the Articles of Association in connection with, and to cater for, the Proposed A Share Issue, and to authorise the Board of Directors of the Company, at such time as is appropriate following completion of the Proposed A Share Issue, to sign such documents, carry out such procedures (including, but not limited to, any registration and/or recordal procedure) and take and/or do such other things and acts as are necessary to effect, for the purpose of or otherwise in connection with, such proposed amendments to the Articles of Association.		

Signature *(Note 5)* ______________________ Date: ______________________ 2003

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Annual General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING" and insert the full name and address of the proxy to be appointed in the space provided. You are entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a member of the Company. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1901-05, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time designated for convening the Annual General Meeting.
7. When attending the Annual General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the Annual General Meeting according to the instructions as set out in Note 7.

SIPD 12g3-2 (b)
File No. 82-4932



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

REPLY SLIP FOR ATTENDANCE

I/We, ____,

being the registered holder of ______________ domestic shares / ______________ H shares* in Shandong International Power Development Company Limited, intend to attend the Annual General Meeting of the Company to be held on Tuesday, 24th June, 2003.

Name of shareholder attending the Annual General Meeting: ______________________________

H share shareholder account number (if applicable): ______________________________

Signature of shareholder: ______________________________

Date: ______________, 2003

* Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (tel. no: 86-531-603 5467, contact person: Mr. Zhou Lianqing) on or before Tuesday, 3rd June, 2003. This reply slip may be returned in person (registration procedures for attending the Attend General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-603 5469).



山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立之中外合資股份有限公司)

股東周年大會通告

茲通告山東國際電源開發股份有限公司(「本公司」)董事會決定於二零零三年六月二十四日(星期二)上午十時正於中華人民共和國濟南市天地壇街3號貴和皇冠假日酒店舉行本公司二零零二年度股東周年大會，藉以處理下列事項：

普通決議案

1. 審議及批准本公司二零零二年度董事會報告。

2. 審議及批准本公司二零零二年度監事會報告。

3. 審議及批准本公司二零零二年度經審計的財務報表和核數師報告。

4. 審議及批准本公司二零零二年度利潤分配方案(附註1)。

5. 審議及批准聘用畢馬威會計師事務所及畢馬威華振會計師事務所為本公司二零零三年度國際及境內核數師，並授權董事會決定其酬金。

6. 批准、確認及追認本公司與中國華電集團公司於二零零三年五月九日簽訂的有條件協議(「收購協議」)。據此協議，本公司同意以人民幣4.755億元的總代價(可適時進行調整)收購中國華電集團公司擁有的四川廣安發電有限責任公司80%的股權；批准、確認及追認收購協議的條款，並代表本公司簽訂和執行其項下的所有交易；授權本公司董事會在符合公司利益的前提下，簽署或執行所有文件及/或做出其認為必要的或有利的行動，旨在完成或影響收購協議項下的所有交易或其他關鍵事情(附註2)。

7. 審議及批准其他必需事宜(如有)。

特別決議案

1. 審議及批准本公司向中國境內自然人及機構投資者和中國華電集團公司發行人民幣普通股(A股)的提議，這次發行A股的面值為人民幣1元，並且向中國公眾發行的A股將在上海證券交易所掛牌上市(上述合稱「A股發行方案」)，其詳情如下所述(附註3)：

   (a) 審議及批准本公司依據A股發行方案向社會公開發行不超過76,500萬股境內上市人民幣普通股(以下簡稱「A股」)；

   (b) 審議及批准在本公司按上述特別決議案1(a)中所指的A股發行方案向社會公開發行A股的總額內，本公司以不能上市流通的國有法人股的形式向中國華電集團公司定向配售不超過19,600萬股國有法人股(附註4)；

   (c) 審議及批准本公司依據A股發行方案發行的股票面值為人民幣1元；

(d) 審議及批准本公司本次向中國境內自然人和機構投資者公開發行的A股將在上海證券交易所上市；

(e) 審議及批准本次依據A股發行方案向中國公眾公開發行A股的對象為在上海證券交易所開設A股股東帳戶的中國境內自然人和機構投資者，國家法律和行政法規禁止者除外；

(f) 審議及批准本次依據A股發行方案公開發行A股的定價方式為通過預路演確定價格區間，通過路演薄記確定最終發行價格；

(g) 審議及批准本次依據A股發行方案公開發行A股完成後，公司的註冊資本增加至不超過6,021,084,200元人民幣；

(h) 審議及批准本次公開發行A股完成後，本公司新老股東共享A股發行當年的滾存利潤；

(i) 授權本公司董事會最終決定A股發行方案及其股權結構(包括，但不限於，具體決定發行時機、發行數量、發行價格、發行定價方式、發行方式、發行對象及向各發行對象發行的數量和比例)、簽署必要的協議及/或文件、辦理必要的手續(包括，但不限於，各項註冊及/或登記手續)、以及採取其他必要的行動，以幫助完成A股發行方案以及在完成A股發行後，實施完成將向中國公眾公開發行的這部分股票在上海證券交易所掛牌上市的工作；

(j) 審議及批准本公司就與本次公開發行A股有關的所有決議，即特別決議案1(a)至1(i)及下面提到的特別決議案2及4中提到的所有決議，在得到本公司股東的批准後，自有關決議通過之日起一年內有效。

2. 審議及批准本公司就本次公開發行A股所募集資金投向的提議方案，並授權董事會最終決定該使用方案及其所有細節(包括，但不限於，該使用方案中每一具體工程及用於該工程的具體數額)(附註3)。

3. 審議及批准由於本公司控股股權重整(中國華電集團公司於二零零三年四月取替山東電力集團公司成為本公司的控股股東)和擬變更公司名稱而對公司章程所需做出的修改，即將「山東國際電源開發股份有限公司 Shandong International Power Development Company Limited」變更為「華電國際電力股份有限公司 Huadian Power International Corporation Limited」；並授權董事會簽署必要的文件、辦理必要的手續(包括，但不限於，各項註冊及/或登記手續)、以及採取其他必要的行動，以幫助完成上述對公司章程所做的擬修改(附註5)。

4. 審議及批准為配合本公司發行A股對公司章程所需做出的修改，並授權本公司董事會在A股發行完成後的適當時機，簽署必要的文件、辦理必要的手續(包括，但不限於，各項註冊及/或登記手續)、以及採取其他必要的行動，以幫助完成上述對公司章程所做的擬修改(附註6)。

承董事會命
周連青
公司秘書

中華人民共和國，山東
二零零三年五月九日

附註：

1. 本公司2002年利潤分配方案

本公司於二零零二年十月三十日派發截至二零零二年六月三十日止六個月期間每股人民幣0.02元的中期股息(合計約人民幣105,122,000元)。二零零三年四月十五日，本公司董事會建議派發截至二零零二年十二月三十一日止財政年度末期股息每股人民幣0.036元(合計約人民幣189,219,000元)。

末期股息之內資股股息以人民幣派發和支付，H股股息以人民幣宣派，以港幣支付(此值將按二零零三年六月二十四日(星期二)之前的一個星期中國人民銀行公佈的人民幣兑換港幣的平均值計算)。末期股息將派發予於二零零三年六月二十三日(星期一)下午收市時登記在本公司股東名冊上的本公司股東。本公司將於二零零三年五月二十五日(星期日)至二零零三年六月二十三日(星期一)(包括首尾兩天)期間暫停辦理H股股東名冊過戶手續，在該期間不登記H股股份轉讓。本公司H股註冊股東須將過戶文件及有關股票憑證在二零零三年五月二十三日(星期五)下午四時前送達本公司H股的股份登記公司，即香港證券登記有限公司，方可獲派發末期股息。股息派發日為二零零三年七月十八日(星期五)。

2. 收購協議

本公司股東需注意：按照香港聯合交易所有限公司證券上市規則(「上市規則」)第14.12(1)條的要求，本公司簽署收購協議及完成協議所進行的所有交易均構成一個須予披露的交易。而且，中國華電集團公司是持有本公司發行總股本53.56%的控股股東，按照上市規則的要求，本公司執行收購協議所進行的所有交易均構成關連交易，且需得到除中國華電集團公司及其關連人士以外的獨立股東的同意(此條款請見上市規則)。

為此，本公司將於二零零三年五月九日發佈一份公告(「公告」)，並將公告於二零零三年五月十日和二零零三年五月十二日刊登在香港的報紙上，以載明(包括但不限於)收購協議的主要條款及其項下的所有交易。本公司也將向其股東派發一份股東通函(「股東通函」)，以載明(包括但不限於)收購協議的詳情及其項下的所有交易、為考慮(包括其他事項)收購協議及其項下所有交易而成立的獨立董事委員會給本公司董事會的推薦函、以及獨立財務顧問給獨立董事委員會的建議，本公司預計將於2003年5月30日或之前將股東通函派發給本公司各股東。

3. A股發行方案及本公司就本次發行A股所募集資金投向的提議方案

本公司股東需注意閱讀公告中有關A股發行方案詳情以及本公司就本次公開發行A股所募集資金投向所做提議的所有內容。更詳細資料將包含在股東通函中。

4. 向中國華電集團公司定向配售A股

因為中國華電集團公司是本公司的控股股東，按照上市規則的要求，本公司依據A股發行方案向中國華電集團公司定向配售A股(形式為：不能流通的國有法人股)就構成了關連交易，且需得到除中國華電集團公司及其關連人士以外的獨立股東的同意(此條款請見上市規則)。關於向中國華電集團公司定向配售A股的詳情載於公告和將載於股東通函中。

5. 公司擬變更名稱需對公司章程所做的擬修改

正如本公司2003年4月16日公告中所述，由於本公司控股股權重整(中國華電集團公司於二零零三年四月取替山東電力集團公司成為本公司的控股股東)和本公司於2003年4月15日召開的董事會通過了變更公司名稱的決議，即將「山東國際電源開發股份有限公司 Shandong International Power Development Company Limited」變更為「華電國際電力股份有限公司 Huadian Power International Corporation Limited」。由於公司擬變更名稱，公司章程的第2章需修改如下：

「第二章 公司註冊名稱

中文： 華電國際電力股份有限公司
(簡稱： 華電國際)

英文： Huadian Power International Corporation Limited
(簡稱： HDPI)」

有關公司擬變更名稱以及相應將對公司章程所做修改的詳情，在得到本公司股東及政府有關部門的批准、簽署及登記認可的前提下，將在股東通函中予以披露。

6. 為發行A股需對公司章程所做的擬修改

為配合本公司發行A股，且在A股發行完成後，應中國有關政府機構頒布的法律、法規(包括中國證券監督委員會發佈的《必備條款》或其他為中國上市公司的公司章程所推薦的指引條款)的要求，必須對公司章程做出修改以符合適應於本公司的法律、法規的要求。上述對公司章程所做的擬修改必須首先得到本公司股東及政府有關部門的批准、簽署及登記認可。這種擬對公司章程所做修改的詳情將在股東通函中予以披露。

7. 出席股東周年大會的資格

凡於二零零三年五月二十三日(星期五)下午收市時登記在本公司股東名冊上的本公司股東(「註冊股東」)均有權在履行必要的登記手續後出席股東周年大會。 本公司的H股股東名冊將於二零零三年五月二十五日(星期日)至二零零三年六月二十三日(星期一)(包括首尾兩天)期間內暫停辦理H股股份過戶登記手續。 欲出席股東周年大會的本公司H股股東，必須將其過戶文件及有關股票憑證於二零零三年五月二十三日(星期五)下午四時前，送達本公司H股的股份登記公司，即香港證券登記有限公司(「香港證券登記」)。

8. 參加股東周年大會的登記手續

(1) 擬出席股東周年大會的註冊股東，必須在二零零三年六月三日(星期二)或該日前將已填妥及簽署之書面確認回復送達本公司董事會秘書室。該書面回覆請採用本通告隨附的「出席確認回執」或其複印件。擬出席股東周年大會的H股註冊股東，除前述要求外，必須在二零零三年六月三日(星期二)或該日前將其過戶文件副本及有關股票憑證副本送達本公司董事會秘書室。

(2) 註冊股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加股東周年大會的登記程序，並以郵遞或傳真方式發出股東周年大會入場證副本或傳真副本。股東或其代表在參加股東周年大會時，可以用副本交換股東周年大會入場證正本。

9. 股東代理人

(1) 註冊股東有權通過填妥本通告隨附的「股東周年大會適用的代表委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席股東周年大會及投票。代理人不必為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2) 就內資股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須于股東周年大會指定的舉行時間前二十四小時送達本公司董事會秘書室方為有效。 就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須于股東周年大會指定的舉行時間前二十四小時送達香港證券登記方為有效。

10. 其他

(1) 每位本公司股東(或其代理人)在股東周年大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 股東周年大會會期預計半天，參加股東周年大會的股東的交通及食宿費自理。

(3) 本公司的註冊地址及本公司董事會秘書室之詳情如下：—

中華人民共和國山東省濟南市經三路十四號
電話：86531-6035467
傳真：86531-6035469

(4) 香港證券登記有限公司的地址及聯絡資料如下：—

香港灣仔皇后大道東183號合和中心19樓1901-05室
電話：852-28628628
傳真：852-28650990/852-25296087



山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立的中外合資股份有限公司)

股東周年大會適用的代表委任表格(委任書)

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿H股股東帳號(如適用)：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
地址為＿＿*(附註1)*
持有山東國際電源開發股份有限公司(本公司)投票：內資股＿＿＿＿＿＿＿＿＿＿＿股／H股＿＿＿＿＿＿＿＿＿＿＿
股*(附註2)*。作為本公司的股東，現委任*(附註3)*大會主席，或＿＿＿＿＿＿＿＿＿＿＿為本人／吾等的代表，代表本人／吾等出席二零零三年六月二十四日(星期二)上午十時正於中華人民共和國濟南市天地壇街3號貴和皇冠假日酒店舉行的本公司二零零二年度股東周年大會或其延遲會議，並於該股東周年大會或其延遲會議代表本人／吾等，依照下列指示就股東周年大會通告包列決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票。

決議	贊成 *(附註4)*	反對 *(附註4)*
普通決議案		
1. 批准本公司二零零二年度董事會報告。		
2. 批准本公司二零零二年度監事會報告。		
3. 批准本公司二零零二年度經審計的財務報表和核數師報告。		
4. 批准本公司二零零二年度利潤分配方案。		
5. 批准聘用畢馬威會計師事務所及畢馬威華振會計師事務所為本公司二零零三年度國際及境內核數師，並授權董事會決定其酬金。		
6. 批准、確認及追認本公司與中國華電集團公司於二零零三年五月九日簽訂的有條件協議(「收購協議」)。據此協議，本公司同意以人民幣4.755億元的總代價(可適時進行調整)收購中國華電集團公司擁有的四川廣安發電有限責任公司80%的股權；批准、確認及追認收購協議的條款，並代表本公司簽訂和執行其項下的所有交易；授權本公司董事會在符合公司利益的前提下，簽署或執行所有文件及／或做出其認為必要的或有利的行動，旨在完成或影響收購協議項下的所有交易或其他關鍵事情。		
特別決議案		
1. 批准本公司向中國境內自然人及機構投資者和中國華電集團公司發行人民幣普通股(A股)的提議，這次發行A股的面值為人民幣1元，並且向中國公眾發行的A股將在上海證券交易所掛牌上市(上述合稱「A股發行方案」)，其詳情如下所述：		
(a) 批准本公司依據A股發行方案向社會公開發行不超過76,500萬股境內上市人民幣普通股(以下簡稱「A股」)；		
(b) 批准在本公司按上述特別決議案1(a)中所指的A股發行方案向社會公開發行A股的總額內，本公司以不能上市流通的國有法人股的形式向中國華電集團公司定向配售不超過19,600萬股國有法人股；		
(c) 批准本公司依據A股發行方案發行的股票面值為人民幣1元；		
(d) 批准本公司本次向中國境內自然人和機構投資者公開發行的A股將在上海證券交易所上市；		
(e) 批准本次依據A股發行方案向中國公眾公開發行A股的對象為在上海證券交易所開設A股股東帳戶的中國境內自然人和機構投資者，國家法律和行政法規禁止者除外；		

決議	贊成（附註4）	反對（附註4）
(f) 批准本次依據A股發行方案公開發行A股的定價方式為通過預路演確定價格區間，通過路演薄記確定最終發行價格；		
(g) 批准本次依據A股發行方案公開發行A股完成後，公司的註冊資本增加至不超過6,021,084,200元人民幣；		
(h) 批准本次公開發行A股完成後，本公司新老股東共享A股發行當年的滾存利潤；		
(i) 授權本公司董事會最終決定A股發行方案及其股權結構(包括，但不限於，具體決定發行時機、發行數量、發行價格、發行定價方式、發行方式、發行對象及向各發行對象發行的數量和比例)、簽署必要的協議及／或文件、辦理必要的手續(包括，但不限於，各項註冊及／或登記手續)、以及採取其他必要的行動，以幫助完成A股發行方案以及在完成A股發行後，實施完成將向中國公眾公開發行的這部分股票在上海證券交易所掛牌上市的工作；		
(j) 批准本公司就與本次公開發行A股有關的所有決議，即載於日期為二零零三年五月九日的股東周年大會通告內特別決議案1(a)至1(i)及特別決議案2及4中提到的所有決議，在得到本公司股東的批准後，自有關決議通過之日起一年內有效。		
2. 批准本公司就本次公開發行A股所募集資金投向的提議方案，並授權董事會最終決定該使用方案及其所有細節(包括，但不限於，該使用方案中每一具體工程及用於該工程的具體數額))。		
3. 批准由於本公司控股股權重整(中國華電集團公司於二零零三年四月取替山東電力集團公司成為本公司的控股股東)和擬變更公司名稱而對公司章程所需做出的修改，即將「山東國際電源開發股份有限公司Shandong International Power Development Company Limited」變更為「華電國際電力股份有限公司Huadian Power International Corporation Limited」；並授權董事會簽署必要的文件、辦理必要的手續(包括，但不限於，各項註冊及／或登記手續)、以及採取其他必要的行動，以幫助完成上述對公司章程所做的擬修改。		
4. 批准為配合本公司發行A股對公司章程所需做出的修改，並授權本公司董事會在A股發行完成後的適當時機，簽署必要的文件、辦理必要的手續(包括，但不限於，各項註冊及／或登記手續)、以及採取其他必要的行動，以幫助完成上述對公司章程所做的擬修改。		

簽署(附註5)____________________ 日期：二零零三年______月______日

附註：

1. 請用正楷填上全名及地址。
2. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
3. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。您可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。但如您委任數人為您的代理人，請註明每名代理人所代表的股份數目。本委任書的每項更改，將須由簽署人簽字示可。
4. 請注意，如投票贊成任何決議案，請在「贊成」格內加上「√」；如投票反對任何決議案，請在「反對」格內加上「√」。如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。
5. 本委任書須由您或您正式書面授權的人士簽署。如委託人為一公司或機構，則本委任書必須加蓋該公司或機構印章，或由其董事或正式授權的代理人簽署。本附註所述的授權書均須公證。
6. 本委任書連同簽署人經公證的授權書或其他授權文件，最遲須於股東周年大會召開前二十四小時送達本公司董事會秘書室或送達本公司H股的股份登記公司-即位於香港灣仔皇后大道東183號合和中心19樓1901-05室的香港證券登記有限公司方為有效。
7. 代理人代表股東出席股東周年大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。
8. 本委任書以一式兩份填寫，其中一份應依據附註6的指示予以送達，另一份則應依據附註7的指示於代理人出席股東周年大會時出示。



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

（在中華人民共和國註冊成立的中外合資股份有限公司）

出席確認回執

本人／吾等 ______________________________ 為山東國際電源開發股份有限公司投票：內資股 ______________ 股／H股 ______________ 股*的註冊持有人，並擬出席於二零零三年六月二十四日（星期二）舉行的本公司二零零二年度股東周年大會。

出席臨時股東大會者姓名：______________ H股股東帳號（如適用）：______________

股東簽名：______________ 二零零三年_____月_____日
（蓋章）

* 請刪去不適用者

附註：

1. 請附上身份證明文件（身份證或護照）的複印件。
2. 此回執在填妥及簽署後須於二零零三年六月三日（星期二）或該日前送達中華人民共和國山東省濟南市經三路十四號本公司董事會秘書室（聯繫電話：86-531-603 5467，聯繫人：周連青先生）。 此回執可採用親自交回（隨即可辦理出席股東周年大會的股東登記手續）、郵遞（郵政編碼：250001）或傳真（傳真號碼：86-531-603 5469）的方式送達。

SIPD 12g3-2 (b)
File No. 82-4932

THE STANDARD 14 MAY 2003



山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

ANNOUNCEMENT

The Directors hereby clarify certain typographical errors discovered in the Chinese version of the Company's announcement dated 9th May, 2003.

The Directors also noted the recent increase in trading volume of the H Shares, and hereby state that except for the matters disclosed herein and in the Company's announcement dated 9th May, 2003, they are not aware of any reasons for such increase in trading volume.

Reference is made to the announcement dated 9th May, 2003 (the "Announcement") issued by Shandong International Power Development Company Limited (the "Company"). Terms defined in the Announcement shall have the same meanings when used herein.

The Directors hereby clarify the following typographical errors discovered in the Chinese version of the Announcement:

1. The amount of proceeds currently targeted to be raised from the Proposed A Share Issue as set out in the paragraph headed "Use of proceeds" in the sub-section of "Structure of the Proposed A Share Issue" under the section headed "Proposed application to issue A Shares to the PRC public and to China Huadian" of the Chinese version of the Announcement was mistakenly stated to be an amount "ranging between approximately RMB1,500 million and approximately RMB2,000 million". The accurate amount should be, as was stated in the English version of the Announcement, an amount "ranging between approximately RMB1,500 million and approximately RMB2,500 million".
2. In the two sub-paragraphs numbered 4. in the paragraph headed "Use of proceeds" in the sub-section of "Structure of the Proposed A Share Issue" under the section headed "Proposed application to issue A Shares to the PRC public and to China Huadian" of the Chinese version of the Announcement, the amount stated therein was mistakenly stated as approximately "RMB400 million to RMB10". The accurate amount should read, as was stated in the English version of the Announcement, approximately "RMB400 million to RMB1,000 million".
3. In the table set out in the sub-section headed "Information on Guangan - Financial information on Guangan" under the section headed "Proposed Acquisition" of the Chinese version of the Announcement, the item of "Current borrowings" for year 2001 and that of "Non-current borrowings" for year 2002 were mistakenly stated as "RMB1,610,090,000" and "RMB442,000,000", respectively. The accurate amounts should be, as were stated in the English version of the Announcement, "RMB442,000,000" (being the amount of Guangan's current borrowings for year 2001) and "RMB1,610,090,000" (being the amount of Guangan's non-current borrowings for year 2002), respectively.

The Directors also noted the recent increase in trading volume of the H Shares, and hereby state that except for the matters disclosed herein and in the Announcement, they are not aware of any reasons for such increase in trading volume. They also confirm that there are no other negotiations or agreements relating to any other intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the Directors aware of any other matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the board of Directors
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
Zhou Lianqing
Company Secretary

Shandong, the PRC,
13th May, 2003

PRC-SECURITIES-A+M